SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for the month of November, 2005

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒           Form 40-F  ☐

Enclosures:

1.               Nokia press release dated November 30, 2005:

“Nokia announces launch date of intergalactic alien adventure “Space Alliance” “

2.               Nokia press release dated November 30, 2005:

“Going For Gold With The N-Gage Arena Medal Games Tournament”

3.               Nokia press release dated November 30, 2005:

“Nokia plays key role developing GSM/EDGE Evolution”

4.               Nokia press release dated November 30, 2005:

“Nokia strengthens its preparations for China 3G: Completes high speed HSDPA call”

5.               Nokia press release dated November 30, 2005:

“Nokia and PLDT cooperate in Fixed-Mobile Convergence solution in the Philippines”

6.               Nokia press release dated November 29, 2005:

“Nokia Foundation Award to Professor Moncef Gabbouj”

7.               Nokia press release dated November 29, 2005:

“Test your fighting prowess with ONE demo available to download now!

8.               Nokia press release dated November 29, 2005:

“This smartphone just got smarter: The new Nokia 9300i is well connected with WLAN and a variety of email solutions”

9.               Nokia press release dated November 29, 2005:

“Nokia wins GSM expansion with Indonesian Indosat”

10.         Nokia press release dated November 28, 2005:

“Nokia and 3 Scandinavia work together on 3G push to talk”

11.         Nokia press release dated November 28, 2005:

“IDEA Cellular chooses Nokia Intelligent Content Delivery to become India’s 1st operator to charge differentially for data services”

12.         Nokia press release dated November 25, 2005:

“Nokia Conference Showcases New Products, Services and Solutions for All Aspects of Mobile Life”

13.         Nokia press release dated November 24, 2005:

“Nokia wins USD 141 million GSM network expansion with Bharat Sanchar Nigam Limited (BSNL) in India”

14.         Nokia press release dated November 23, 2005:

“Nokia wins over USD 55 million GSM network expansion deal from AIS in Thailand”

15.         Nokia press release dated November 21, 2005:

“Award-Winning Nokia N90 Now Shipping in The U.S.”

16.         Nokia press release dated November 17, 2005:

“Nokia and ACHNU launch the “Conéctate!” Youth Program in Chile

17.         Nokia press release dated November 17, 2005:

“Nokia strenghtens its presence in Tunisia”

18.         Nokia press release dated November 16, 2005:

“Nokia to extend leadership in enterprise mobility with acquisition of Intellisync”

19.         Nokia press release dated November 15, 2005:

“Nokia and Grameen Foundation USA join forces to bring affordable telecommunications to rural villages in Africa”

20.         Nokia press release dated November 15, 2005:

“Nokia and T-Mobile succesfully test HSDPA in live networksf in the UK, the Netherlands and Germany”

21.         Nokia press release dated November 14, 2005:

“Nokia highlights its strong commitment to universal access to mobility and new growth markets”

22.         Nokia press release dated November 14, 2005:

“Nokia powers Optus’ 3G networ in Australia”

23.         Nokia press release dated November 14, 2005:

“Five more global technology powerhouses join Bridge Mobile Alliance as Associate Members”

24.         Nokia press release dated November 11, 2005:

“Exercises with stock options of Nokia Corporation”

25.         Nokia press release dated November 10, 2005:

“Nokia identifies five phases of workforce mobility to help companies gauge and guide their use of mobile technology”

26.         Nokia press release dated November 8, 2005:

“Nokia shows Services muscle with 7 solutions at TeleManagement World”

27.         Nokia press release dated November 8, 2005:

“Twice The Honor: Nokia N90 and Nokia N91 Win A “Best Of What’s New” Award”

28.         Nokia press release dated November 7, 2005:

“Nokia responds to reports of Qualcomm GSM Patent Infringement Suit”

29.         Nokia press release dated November 7, 2005:

“A new product category – The Nokia 770 Internet Tablet Starts Shipping”

30.         Nokia press release dated November 7, 2005:

“Prepare for the ride of your life as Asphalt: Urban GT ™ 2 ships on the N-Gage Platform”

31.         Nokia press release dated November 7, 2005:

“Prepare to march into battle as Pathway to Glory Ikusa Islands ships on the N-Gage platform”

32.         Nokia press release dated November 7, 2005:

“CLS launches Asia’s first commercial video sharing service with Nokia IMS”

33.         Nokia press release dated November 3, 2005:

“Nokia’s Mile High Pinball Ricochets Into Retail Stores”

34.         Nokia press release dated November 2, 2005:

“Premiere: First pan-European interconnectin of future networks”

2

35.         Nokia press release dated November 2, 2005:

“Nokia fosters mobile innovation through open source development”

36.         Nokia press release dated November 2, 2005:

“Nokia introduces a new Web browser for S60 3rd Edition”

37.         Nokia press release dated November 2, 2005:

“Nokia Nseries enters the digital home with Nokia N80”

38.         Nokia press release dated November 2, 2005:

“Open your world to mobile multimedia with Nokia N71”

39.         Nokia press release dated November 2, 2005:

“Presenting the Nokia N92: TV goes Mobile”

40.         Nokia press release dated November 2, 2005:

“Nokia announces convergence devices for mobile TV and the digital home at Nokia Mobility Conference 2005”

41.         Nokia press release dated November 1, 2005:

“Series 60, the world’s leading smartphone platform, redefines its name and visual identity”

42.         Nokia press release dated November 1, 2005:

“Nokia achieves convergence milestone, completes UMA voice and data calls”

43.         Nokia press release dated November 1, 2005:

“TELUS and Nokia announce agreement to deliver next-generation IP broadband access network in Canada”

3

PRESS RELEASE

November 30, 2005

Nokia announces launch date of intergalactic alien adventure “Space Alliance”

Massively multiplayer sci-fi action game to hit Java phones in Q1 2006 through the Nokia SNAP Mobile service

Espoo, Finland – Nokia, the leader in mobile communications, announced that in the first quarter of next year,  hundreds of thousands of players can expect to be able to connect through “Space Alliance,” a massively multi-player online game (MMOG) available on selected Java technology-enabled mobile phones through the Nokia SNAP Mobile service.  Announced earlier this year at E3 as “Space Shooter,” “Space Alliance” tasks humans with defending themselves from a massively coordinated alien attack.  Gamers can go at it alone or build an online team of fellow pilots to destroy these vile creatures and save the human race.

“To really play upon the community aspect that accompanies all Nokia SNAP Mobile titles, we decided to pit gamers against the bad guys in ‘Space Alliance,’ rather than against each other,” said Lisa Waits, head of Nokia SNAP Mobile.  “By giving gamers the opportunity to form alliances, we’re giving new meaning to the type of comraderie possible in massively multi-player arenas.”

“Space Alliance,” developed by Monkey Business, is a 3D space shooter game where players take part in a massively co-operative persistent online intergalactic war.  Players work together to annihilate alien forces, construct new starbases and fighter factories, build automated defenses, and respond to other players’ distress signals.  A live moderator provides mid- to long-term strategy for the alien fleets, and can add new elements to a game in play to keep the players busy or to assist them. The moderator also maintains an online “blog” that includes information on the history of the galaxy, and what has taken place prior to the alien attack.  Like other titles developed for Nokia SNAP Mobile, “Space Alliance” offers friends list and chat, but also includes score reporting, leader boards and community news boards.

“The game is action packed enough to be played solo, but working as a team offers gamers the sense they are contributing to the greater good,” said Burt Sloane,  ‘Top Banana’ at Monkey Business.  “Think about it – we all love to cheer for the home team – so what better way to evoke that same emotion in a mobile game than to offer players the chance to join forces?  If collaboration isn’t the best definition of community gameplay, I’m not sure what is.”

All of the online Java games created for the Nokia SNAP Mobile platform are supported by both Nokia and non-Nokia phones.  Space Alliance is expected to be available in Q1 2006.  To download screen shots and game information, go to www.extranet.n-gage.com. For more on the Nokia SNAP Mobile service, please visit www.snapmobile.nokia.com.

About Nokia

Nokia is the world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia is dedicated to enhancing people’s lives and productivity by providing easy-to-use and secure products like mobile phones, and solutions for imaging, games, media, mobile network operators and businesses. Nokia is a broadly held company with listings on five major exchanges.

Media Enquiries:

Elena Arney/David Wilson

Access Communications for SNAP Mobile

1

Tel:  +1 415 462 1883/+1 415 844 6215

E-mail:  earney@accesspr.com

Nokia, Multimedia

Communications

Tel. +358 7180 45667

www.nokia.com

www.snapmobile.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Java and J2ME are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.

2

PRESS RELEASE

November 30, 2005

Going For Gold With The N-Gage Arena Medal Games Tournament

The biggest global online mobile phone multiplayer event

Espoo, Finland –Now’s the time to sign up for the N-Gage Arena Medal Games Tournament and with it, the chance for N-Gage Arena users to prove that they really are the best in the world at their favorite N-Gage titles. With tens of thousands of gamers eligible to participate in five of the N-Gage Arena’s most popular titles including Colin McRae Rally 2005 and Tony Hawk’s Pro Skater, it’s time to let the games begin.

Competitors placing within the top ten in any game will earn points, while the top three will receive medals, N-Gage games and their own exclusive merchandise from some of the biggest titles this year. It doesn’t end there either. The player with the highest number of points by the end of the Tournament will win themselves an N-Gage QD Silver Edition, more games and even more exclusive merchandise.

The Medal Games Tournament runs from December 2, 2005 until January 2, 2006 , and you can sign up at any time throughout the Tournament, but remember: If you don’t sign up you can’t take part, so visit http://arena.n-gage.com and get on board.

“Connectivity is such an important part of the N-Gage experience for our gamers,” says Rob Sears, director, Community Technology Management, Nokia. “This is our way of showing them how important it is to us too.”

The five games featured in the tournament are: Colin McRae Rally 2005, Tomb Raider, Pandemonium, The Sims Bustin’ Out and Tony Hawk’s Pro Skater.

Email and text message alerts will be going out to subscribers of the N-Gage newsletter reminding them to sign up, and users can find more information about the tournament through the new Arena Launcher version 2.5 or by going to http://arena.n-gage.com

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

Email: n-gage.media@nokia.com

1

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

Email: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information. Tomb Raider Starring Lara Croft TM © Core Design Ltd. Tomb Raider and Lara Croft are trademarks of Core Design Limited. Pandemonium is a trademark of Crystal Dynamics Inc. Activision and Pro Skater are registered trademarks of Activision, Inc. and its affiliates. Tony Hawk is a trademark of Tony Hawk. Electronic Arts, EA, The Sims are trademarks or registered trademarks of Electronic Arts Inc. in the U.S. and/or other countries.  “Colin McRae Rally 2005”™ and “GENIUS AT PLAY”™ are trademarks of Codemasters. “Colin McRae”™ and the Colin McRae signature device are registered trademarks of Colin McRae. All other trademarks are the property of their respective owners

2

PRESS RELEASE

November 30, 2005

Nokia plays key role developing GSM/EDGE Evolution

Most successful mobile technology GSM/EDGE to be further enhanced by GSM/EDGE evolution

GSM Africa, Cape Town, South Africa - Nokia renewed its commitment to GSM/EDGE (GSM/Enhanced Data rates for GSM Evolution) Evolution. Nokia is actively conducting research, driving industry consensus and standardization to define a successful evolution path.  The focus of the GSM/EDGE Evolution work is especially intent on increasing the voice and data spectral efficiency, capacity, coverage, and data rates as well as enhancing 2G-3G service continuity. EDGE offers 3G data applications within the GSM environment.

“Nokia is committed to further develop GSM/EDGE technologies aiming at enhanced cost efficiencies as well as continuity of efficient single (GSM/EDGE) and multimode (GSM/EDGE/WCDMA) network operations”, said Ari Lehtoranta, Senior Vice President & General Manager, Radio Networks, Networks, Nokia.

GSM today has the by far largest subscriber base in mobile technologies, and continues to grow. Based on the large GSM footprint, EDGE is expected to be the most widely deployed mobile data technology by the end of the decade. GSM/EDGE technologies are extremely cost efficient providing the lowest Total Cost of Ownership in most environments, and will naturally be even more desirable through GSM/EDGE Evolution, making GSM/EDGE the ideal access technology for new growth markets. In addition, GSM/EDGE Evolution will also enhance the service continuity in multimode GSM/EDGE/WCDMA networks.

The first phase of the GSM/EDGE Evolution standardization is expected to be completed by 3GPP in 2006. The first commercial solutions, which will have an easy upgrade path from current networks, are expected to be available starting 2007-2008.

Nokia already has 51 public EDGE references. Currently, according to the Global mobile Suppliers Association (GSA), 57 operators are deploying both WCDMA and EDGE. Nokia supplies either or both technologies to over half of the commercially launched WCDMA/EDGE networks.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel: +358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 30, 2005

Nokia strengthens its preparations for China 3G: Completes high speed HSDPA call

An important step in developing mobile broadband

Espoo, Finland - Nokia announced today that its Networks business group has successfully completed a High Speed Downlink Packet Access (HSDPA) call, reaching the speed of 3.2 Mbps, at its facilities in Beijing, China. The call underlines Nokia’s strong position in HSDPA development.

The data call, which achieved stable throughput, was made in a Nokia network using a test terminal. Earlier this year, the Nokia Research Center in China completed the industry’s first High Speed Uplink Packet Access) HSUPA demonstration.

The first commercial HSDPA software release for network infrastructure offering up to 1.8 Mbps download speeds will be available in 2005 from Nokia, followed by a simple software upgrade to 3.6 Mbps starting mid 2006 according to commercial terminal availability.

“Nokia is encouraged by the results of its HSDPA development work in China,” said Keith Sutton, Vice President, Technology Office, Networks, Nokia China. “The high speed HSDPA call is part of our ambitious HSDPA development timetable. It further demonstrates Nokia’s strong capability in 3G, offering world class performance for our customers. The announcement today reaffirms our position as the leading 3G mobile infrastructure and solution partner in China area as well as our commitment to the market. “

Nokia has a substantial R&D commitment to China having six R&D units including two 3G R&D Centers covering both radio and core network technology development. Besides the Nokia MetroSite 50 WCDMA Base Station, the Nokia Flexi WCDMA Base Station recently launched will be made available for the China market in order to allow operators to build their network in a totally new way, with unprecedented rapidity and low cost.

The Nokia HSDPA solution is a software upgrade to the WCDMA 3G network that offers end users significantly faster download speeds. Operators upgrading their networks with the Nokia HSDPA solution can take advantage of improved data rates and throughput, enhancing the efficiency of the network to support a higher number of users at a lower cost per user. The Nokia HSDPA solution allows operators to provide enhanced end-user services at significantly lower cost per bit. Currently, several operators are testing the first HSDPA release, showing encouraging test results.

Later, an upgrade to High Speed Uplink Packet Access (HSUPA) with enhanced upload speeds, will be available in a similar manner. Nokia’s upload speed is today already 384 kbps. Nokia currently has over 20 HSDPA contracts, 7 of which have been published.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

1

Media Enquiries:

Nokia, Networks

Communications

Tel: +358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

November 30, 2005

Nokia and PLDT cooperate in Fixed-Mobile Convergence solutions in the Philippines

Espoo, Finland - Nokia and the leading telecommunications provider in the Philippines, Philippine Long Distance Telephone Company (PLDT), have set up a Next Generation Network Laboratory to develop and test end-to-end Fixed-Mobile Convergence services prior to their commercial launch. The Next Generation Network Laboratory can leverage PLDT’s current fixed and mobile networks to create converged services for PLDT Group customers.

Nokia has provided the Next Generation Network Laboratory with end-to-end Fixed-Mobile Convergence solutions, comprised of Unified Core and converged access networks as well as Nokia multimedia and VoIP enabled terminals.

“At the PLDT Group our mobile arm Smart Communcations has been a global pioneer in many new GSM services, like m-Commerce and electronic pre-paid top-ups. We see convergence as an opportunity to provide our customers with new innovative services that will drive the future growth of our business,” says Don Rae, Chief Operations Adviser, PLDT. “Convergence is an important part of PLDT’s vision, and the Next Generation Network Laboratory provides us with a test bed where we can trial new ideas and services before commercial launches.”

“We are delighted to be working with PLDT to address emerging opportunities for combining fixed and mobile networks and services in the Philippines,” says Markku Nieminen, Account Director, Networks, Nokia. “Nokia is trialling its converged solutions with many leading operators worldwide, providing powerful solutions for consumers and corporate customers, as well as fixed and mobile networks, in what is shaping up to be a new chapter in this industry.”

As an example of the new services development, PLDT and Nokia organized a Session Initiation Protocol (SIP) contest for Filipino application developers called the “SIP Challenge”. Forum Nokia provides the developers training and assistance, and they can test their IP-based applications at the Next Generation Network Laboratory.

The Nokia Unified Core includes the Nokia IP Multimedia Subsystem (IMS), the Nokia VoIP Server, the Nokia MSC Server System (MSS), Nokia Media Gateway (MGW), Nokia Intelligent Service Node (ISN), Nokia Intelligent Content Delivery (ICD) for multi-access control and data services charging and Nokia D500 IP DSLAM.

Nokia has been the main GSM network supplier to Smart Communications since 1998.

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange.  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

1

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

PLDT

Ramon R. Isberto

Spokesperson

Tel. +632 511 3106; +632 511 3101

Fax +632 511 3100

Email:  rrisberto@smart.com.ph

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Notes to Editor:

The Nokia IMS solution provides the service machinery for enriching communications in converging fixed and mobile networks. It enables SIP-based multimedia services, such as video sharing and push to talk, in addition to voice services for fixed, cellular and multiradio terminals, as well as for PCs.

The Nokia VoIP Server, a key part of the Nokia IMS solution, supports the convergence of legacy voice and VoIP communications by allowing PLDT to offer mobile telephony services, such as Caller ID and SMS, to VoIP customers regardless of the access network used.

The Nokia MSC Server, the world leading 3GPP Release 4 based voice solution, is currently deployed in Smart Communication commercial mobile network, as part of an earlier contract.

2

PRESS RELEASE

November 29, 2005

Nokia Foundation Award to Professor Moncef Gabbouj

Award recognizes Gabbouj’s progressive work in the development of an international educational network and graduate engineering studies in Finland

Espoo. Finland - Nokia Foundation has granted its annual award to Professor Moncef Gabbouj for his merits in the development of an international educational network and graduate engineering studies in Finland. Gabbouj is a world-renowned expert who has progressively broadened international cooperation in the teaching of information technology and signal processing. With the award, Nokia Foundation wants to emphasize the importance of international education and networking in Finland. The internationalization of research and attracting international experts to Finland is vitally important to maintaining competitiveness.

The EUR 10,000 prize money was awarded at Nokia Foundation’s scholarship awards ceremony on November 29, 2005, when the Foundation celebrated its 11th year of operation.

Professor Gabbouj has participated in establishing Finland’s first master’s degree program in the field of signal processing, and he has been involved in planning the graduate engineering educational program in signal processing. He has also helped to expand the international university program to cover the master and doctorate programs at the Tampere University of Technology’s IT department. Professor Gabbouj is a long-time resident of Finland and a distinguished researcher in the fields of nonlinear signal and image processing and image coding as well as multimedia data analysis, indexing and retrieval methods.

“For the emergence of centers of excellence and cutting edge research, it is important to create an environment that attracts talented individuals. This must be supported both by companies and society. It is also important to ensure that fundamental issues are in order, basic issues like legislation, the research environment and the research infrastructure. It is important to focus on working to ensure that we remain a strong contender in the competition also in the future. In order to achieve this goal, we need expansive research and development programs and investments, both in Finland and in Europe,” Nokia’s Chairman and CEO Jorma Ollila noted at the Nokia Foundation awards ceremony.

Nokia Foundation awarded 84 scholarships this year totaling EUR 428,000. Of the 84 scholarships, 71 targeted the support of fast-progressing post-graduate studies aiming for a doctorate in information and data communications technology, 9 were for visiting fellows and researchers, and 3 for visits by internationally distinguished lecturers.

Previous recipients of Nokia Foundation annual awards were Lauri Kuokkanen (1995), Pekka Tarjanne (1996), Linus Torvalds (1997), Arto Salomaa (1998), Kullervo Nieminen (1999), Osmo A. Wiio (2000), Ilkka Haikala (2001), Veikko Rintamäki (2002), George Metakides (2003), and Heikki Lyytinen (2004).

Nokia Foundation was formed in 1995. The Foundation supports the scientific development of information and telecommunications technologies and promotes education of the sector in Finland.

Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

1

Media Enquiries:

Nokia Research Center

Communications

Tel. +358 7180 37302

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

www.nokia.fi/nokia/yhteiskunta/saatio

2

PRESS RELEASE

November 29, 2005

Test your fighting prowess with ONE demo available to download now!

Espoo, Finland - Nokia and Digital Legends Entertainment today announced that a demo for ONE, the highly anticipated 3D fighting game is available for download at http://www.n-gage.com.

The demo will allow gamers a taste of the title without giving away all of its secrets. With access to two locations (New York and Hong Kong) they can try out a selection of fighting moves against seven enemies in single player mode.

Fighters that like to look good during battle will be able to indulge their street style appetites too with a limited selection of clothing and accessories from the infinite combinations available in the final game.

The full game provides gamers with opportunities to fight in fourteen real locations from around the world in single player mode or two players via Bluetooth connectivity.

Exclusive to the N-Gage platform, ONE surpasses the limitations of other fighting games with extensive opportunities for character customization, realistic beat-em-up features based on martial arts discipline Jeet Kune Do and an online ranking system via N-Gage Arena, which provides ratings on performance not just whether you win or lose.

When gamers are sure they have created their perfect contender they can decide whether to hone their skills on the single player mode or try out their moves on fellow contestants via the two player Bluetooth connection.

For more information about ONE, please visit http://www.n-gage.com/one.

About Digital Legends Entertainment

Digital Legends Entertainment (DLE), incorporated in 2001 in Barcelona (Spain), develops innovative game concepts and breakthrough technologies for the worldwide market of digital entertainment. Our objective is to become a reference for the video game industry by means of our design expertise and cutting edge technology. Digital Legends Entertainment is a trademark of Digital Legends Entertainment S. L. More information about DLE can be found on the Internet at www.digital-legends.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

1

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and ONE are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

2

PRESS RELEASE

November 29, 2005

This smartphone just got smarter: The new Nokia 9300i is well connected with WLAN and a variety of email solutions

Joins the Nokia 9300 enterprise smartphone and other Nokia business devices designed to excite and empower the ‘inbox’ crowd

NEW YORK, USA - Nokia today expanded its business device portfolio with an addition to its high-end smartphone range, the Nokia 9300i. Incorporating WLAN connectivity with a full keyboard, 65,536-color screen, support for a broad range of enterprise email solutions and an attachment viewer, the Nokia 9300i is the perfect combination of design and function and is ideally suited to meet the tough demands of mobile professionals.

With the addition of WLAN connectivity, the Nokia 9300i enhances productivity by providing a reliable and cost-effective data connection for downloading large files or email1 with attachments.  80 MB of memory capacity (expandable up to 2GB with an optional MMC card) provides ample space for file storage, and the wide color screen makes it easy to view different types of documents, spreadsheets, presentations and web sites. Add outstanding voice capabilities and the Nokia 9300i enterprise smartphone is a great all-in-one device.

“Nokia continues to offer more choices for individuals looking for fully featured smartphones built specifically for business use,” said Niklas Savander, senior vice president of Nokia’s business device unit for the Enterprise Solutions business group. “Our business customers want continuity as well as a constant stream of improvements in our products. The Nokia 9300i delivers just that as it combines WLAN and other features with a suite of powerful applications and email solutions.”

The Nokia 9300i smartphone supports E-GPRS (EDGE) and WLAN 802.11g, five party conference calling via an integrated speakerphone and multiple email clients (with attachments), including BlackBerry Connect, Nokia Business Center, IBM WebSphere, Oracle Collaboration Suite, Seven Always-On Mail and Visto Mobile. The Nokia 9300i smartphone also integrates infrared and Bluetooth capabilities, giving users two different ways to wirelessly synchronize their devices to a desktop PC or laptop, as well as exchange data with other mobile devices.

Planned availability for the Nokia 9300i smartphone is Q1 2006. Nokia will offer one tri-band version of the Nokia 9300i optimized for mobile networks in Europe and Asia (900/1800/1900 MHz) and capable of operating in compatible GSM networks in the Americas. For further information on features and availability, please visit www.nokia.com. For information on pricing, please contact your local Nokia representative.

Nokia also offers a comprehensive service portfolio for its business devices and solutions ranging from technical support to implementation, professional services and technical training.  Nokia’s services are available to better serve customers and enable successful end-to-end mobility solutions.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

1

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

communication.corp@nokia.com

Nokia, Asia Pacific

Communications

Tel +65 6723 2323

communications.apac@nokia.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

(1) Please note: Email solutions such as BlackBerry and Visto do not support WLAN functionality.

Nokia is a trademark of Nokia Corporation. Other product and company names mentioned herein may be trademarks or tradenames of their respective owners.

2

PRESS RELEASE

November 29, 2005

Nokia wins GSM expansion with Indonesian Indosat

Espoo, Finland - One of the largest network operators in Indonesia, Indosat, has chosen Nokia to expand its GSM network in Bali and Java, excluding Jabotabek (Jakarta and surrounding areas), with radio network and circuit and packet switched core networks. Nokia will also supply cellular transmission for East Java. The expansion will further enhance Indosat’s service quality and coverage, and provide a network, which is prepared for future technology upgrades. A part of the expansion has been concluded as part of a three-year framework agreement signed by Nokia and Indosat in June.

Nokia also provides the Nokia NetAct™ network and service management system, as well as network planning, implementation and optimization services. The NetAct™ solution maximizes operational efficiency and ensures speed and quality on services to end users, allowing operators to embrace market opportunities and increase customer loyalty. Deliveries have already started.

Nokia provides Indosat superior network coverage in Java, including rural areas, with high quality products and rapid roll-out capability. Indosat is one of the largest cellular players in Indonesia with total subscribers of 12.7 million as of September 30, 2005.

“We are honored to continue our close collaboration with Indosat,” says Henrik Brogaard, Account Director, Networks, Nokia. “This cooperation demonstrates again Nokia’s commitment to the development and growth of Indosat’s business, as well as delivering high quality services to the consumers in the region. Indonesia has a tremendous growth potential, and with Nokia’s industry leading GSM/GPRS systems and solutions, Indosat is able to easily support the expected subscriber growth with quality coverage, and evolve its network to future technologies and services.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 28, 2005

Nokia and 3 Scandinavia work together on 3G push to talk

Espoo, Finland - Nokia and 3 Scandinavia are trialling Nokia Push to talk over Cellular (PoC) service in the Swedish market. With push to talk, people can use their mobile phones like walkie-talkies, communicating with a selected group or with individuals at the push of a button. The trial is initially targeted to business users, but private and business users alike can benefit from this simple, direct communication.

To ensure the success of the trial in 3 Scandinavia’s WCDMA 3G network, Nokia leverages its leading position in GSM-based PoC, unique experience from terminals, knowledge of consumer behavior, and systems integration. Nokia will provide selected push to talk handsets, including Nokia 6280, for potential use in the trial.

“We strive to offer innovative services to appeal to all our customers. Push to talk is a fascinating new service for business users in particular,” says Jörgen Askeroth, Chief Technology Officer, 3 Scandinavia. “We chose to trial push to talk with Nokia because their end-to-end solution will be compliant with the OMA (Open Mobile Alliance) standard, and because of Nokia’s service commitment and capability to support the PoC platform.”

“We are very pleased to work together with 3 Scandinavia in trialling push to talk,” says Bob Bird, Vice President, Networks, Nokia. “We are confident that this trial strengthens Nokia’s position as a leader in push to talk worldwide.”

Nokia’s end-to-end push to talk solution offers a full feature set, and will be compliant with the OMA standard. Nokia’s solution is compatible with the IP Multimedia Subsystem as standardized in 3GPP, and it will be capable of supporting various push-to-media, such as video. With commercial contracts for 45 PoC service offerings, and several operator trials ongoing, Nokia is leading the market for Push to talk over Cellular in GSM. Nokia has launched 30 PoC handsets, out of which 20 are available in Sweden and 5 are 3G terminals.

About 3

3 is the leading mobile broadband and media operator in Scandinavia and was the first to launch 3G services in Sweden in May 2003 and Denmark in October 2003. In Scandinavia, 3 is a joint venture between Hutchison-Whampoa (60%) and Investor AB (40%). 3 services are available from sister companies in Australia, Austria, Hong Kong, Ireland, Israel, Italy and United Kingdom. 3 also holds UMTS 3G licences in Indonesia and Norway.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 28, 2005

IDEA Cellular chooses Nokia Intelligent Content Delivery to become India’s 1st operator to charge differentially for data services

Espoo, Finland - IDEA Cellular, a leading mobile operator in India, and Nokia, the world leader in mobile communications, have launched Nokia’s Intelligent Content Delivery System (ICD) solution on all IDEA’s mobile networks across India. The Nokia ICD solution enhances IDEA’s mobile packet core network capabilities and enables it to connect both prepaid and post-paid subscribers to data services and charge them according to the value of traffic and content. This makes IDEA India’s first and only operator to charge differentially for data services, thereby increasing its revenue streams.

Nokia ICD solution allows IDEA to provide data services, such as downloadable ringtones, music, games, browsing, streaming, MMS and content based SMS, to both prepaid and post-paid customers and charge for them differentially.

“IDEA has always been at the forefront of providing innovative data services to its customers by leveraging the latest technologies. We have taken another significant step in that direction by charging online for data services for our prepaid customers. Data services usage is on the rise and it was important to not only extend data services to prepaid customers but also charge customers differentially depending on the importance of the service for them,” said Vikram Mehmi, CEO, IDEA Cellular. “Nokia’s technology combined with strong systems integration capabilities made Nokia the natural choice as we enhance our service machinery to support our increasing data services offering.”

Systems integration of the Nokia solution to IDEA’s existing network environment (Multivendor Integration) and specific customization are key part of the agreement. In addition, Nokia provides IDEA with a comprehensive set of services, including delivery services, Help Desk, software maintenance and emergency support.

“The Nokia ICD solution deployment for IDEA is the first of its kind in the Indian telecom market, and is a strategic step in the Nokia - IDEA relationship.  This is the first deployment of the Nokia ICD solution in India and Nokia is the sole supplier of such a solution for IDEA across all its networks,” said Ashish Chowdhary, Country Head, Networks, Nokia India. “The Nokia ICD solution will enable IDEA to drive greater revenues from its data services offering to its customers.”

The Nokia ICD solution is a network based centralized service and content control system, which enables operators to analyze, charge and manage services in a flexible manner. The Nokia ICD solution helps the operator provide highly segmented services for different subscriber groups, providing advanced tools for service and subscription profiling and management, as well as for charging and access differentiation. All services can be charged either offline as postpaid or online from the user’s prepaid account. Nokia has over 48 references for the Nokia Intelligent Content Delivery.

About IDEA Cellular

As India’s leading GSM Mobile Services operator, IDEA Cellular has licenses to operate in 11 circles. With a customer base of over 6 million, IDEA Cellular has operations in New Delhi, Maharashtra, Goa, Gujarat, Andhra Pradesh, Madhya Pradesh, Chattisgarh, Uttaranchal, Haryana, UP- West and Kerala. IDEA Cellular’s footprint currently covers approximately 45% of India’s population and over 50% of the potential telecom-market.

Customer Service and Innovation are the drivers of this Cellular Brand. With GPRS currently available on all its’ networks, for both pre and post paid customers, IDEA Cellular is the first company to commercially launch next generation EDGE technology (a 3G technology) for its Delhi circle.

1

As a leader in Value Added Services, Innovation is central to IDEA’s VAS Factory. It is the first cellular company to launch music messaging with ‘Cellular Jockey’, ‘Global SMS’ in over 540 networks across all technology platforms, a voice portal with ‘Say IDEA’. A frontrunner in introducing revolutionary tariff plans, offering maximum savings to its customers, IDEA Cellular has the distinction of offering the most customer friendly and competitive Pre Paid offerings, for the first time in India, with ‘Eco Talk’, ‘Flexi-charge’ and other segmented offerings. The most recent offering - ‘Lifetime Idea’ is the first and only loyalty program, for pre paid customers, introduced by a Cellular brand and Pay Easy which is bill payment through the effective use of the pre-paid channel. IDEA is the only operator in the world to launch this service. Idea is the only cellular operator who has launched a complete suite of Mobile Email services.

Idea has many milestones to its credit, mainly - scoring the highest percentage in Metros and Circle B & C in Customer Satisfaction and the highest percentage in Value Added Service and Overall Sales satisfaction as per the Voice and Data - Customer Satisfaction Survey in December 04. The largest M&A deal in India INC, through its acquisition of Escotel in 2004 and its Rs. 5000 crore financial closure, both being largest ever in the history of Indian telecom.

IDEA Cellular Ltd. is headquartered in Pune.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Carson Dalton

Public Relations

Idea Cellular Limited

Mobile: +91 98 2200 3011

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

November 25, 2005

Nokia Conference Showcases New Products, Services and Solutions for All Aspects of Mobile Life

Jorma Ollila, Nokia Chairman and CEO, Confirms Clear Leadership in Greater China Region

Beijing, China - The “Nokia: Our Mobile Life 2006” conference commenced in Beijing today, presenting a remarkable showcase of Nokia’s latest mobile devices, technologies, services and solutions. The one day event brought business leaders, mobile operators, government bodies, business partners and media together from across China to address market trends that will shape the future of the mobile industry. Nokia used the event to share its vision of the future, “Life Goes Mobile”, and reaffirmed its long-term partnership with China as the 3G era draws closer.

China and Nokia - Working in partnership to bring mobility to a truly massive market

“China currently has 380 million mobile subscribers. We believe that by 2010, China will have added another 250 million mobile subscribers, making it the single largest mobile market in the world,” said Jorma Ollila, Chairman and CEO of Nokia.

“Nokia has built a thorough business in China over the past 20 years, and grown together with China’s mobile industry. In the first nine months of 2005, we sold 23 million handsets in Greater China, a year-on-year increase of 77%,” Ollila added.  “For the combined Mainland China, Hong Kong and Taiwan markets, we now have an estimated device market share of well over 30%. Moving forward, we will build on this tremendous strength to further grow our R&D, manufacturing, investment, market position and innovation capabilities in China. With the expected launch of 3G services, we believe China will enter a new era of mobility and will play a significant role in the global market.”

Mr. Ollila described Nokia’s commitment as a combination of four themes that drives Nokia in China: Partner, Innovator, Investor and Supplier. He explained that “digital convergence is coming to the mobile mass market in China,” and he reflected on Nokia’s leadership role in this as Internet access, music, imaging, video, television, and e-mail goes mobile. “For many Chinese consumers the first experience of digitalization is likely to be through a mobile device,” commented Ollila.

Nokia has been a leading investor in China for over 20 years, partnering with universities and employing nearly 6,000 staff across Greater China. In total, Nokia has invested over 2.2 billion USD in China and has created over 30,000 jobs in related industries. In the first nine months of 2005, Nokia sales in Greater China exceeded 3.3 billion USD (2.7 billion EUR), and in the same period exports were 2.3 billion USD (1.9 billion EUR), bringing a substantial contribution to the Chinese economy.

Total mobility - Bringing us closer together, in both work and at play

Mr. Ollila also discussed how mobile technology is increasingly becoming “social technology.” More than ever before, mobile technology is shaping the way we communicate with each other, enjoy our free time together, and work together.

David Ho, President of Nokia China, elaborated on this trend towards greater mobility. According to Ho, mobile traffic represents 60 percent of total telecom traffic in Mainland China. For mobile operators on the Mainland and in Hong Kong, data services already make up over 20% of revenue.

1

“As the world’s leading enabler of mobile life, Nokia has already become the number one 3G mobile infrastructure and solution partner for China area operators. We expect to continue to be the undisputed market leader in the Chinese mobile market,” said Ho.

A glimpse into the future - The shape of things to come

Among the portfolio of latest devices being showcased for the first time at the “Nokia: Our Mobile Life 2006” conference were the three new Nokia Nseries devices, the fashion inspired L’Amour Collection and the new Nokia Eseries smartphones.

The event also gave a taste of things to come - featuring several groundbreaking technologies and applications, illustrating Nokia’s leading position in the ongoing evolution of the mobile industry. Visual Radio, mobile TV, the Lifeblog and the AirAlbum were demonstrated, technologies that will soon be part of our lives. With mobile devices already outnumbering PC’s by four to one, it is likely that for many Chinese consumers, a mobile device will provide their first experience with the Internet, video call or e-mail.

Colin Giles, Senior Vice President of Customer and Market Operations, shared Nokia’s insights into Chinese consumers and the China market, and reflected on Nokia’s leadership. “We do intensive brand tracking that shows that not only are our devices selling well, but our sales are growing in tandem with the strength of the Nokia brand, and product quality. We have found that Nokia leads the pack throughout the country,” commented Giles.

Mr. Ollila concluded, “Mobility is bringing us closer to one another by giving us the freedom to choose the way we wish to communicate. Digital convergence enabled by mobility will also signify the revitalization of businesses as they discover new ways of doing business never before thought possible.”

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Nokia is committed to long-term development and preferred partnership in China. With strong local R&D, manufacture and innovative technologies, Nokia has continuously strengthened its market position in China as a leading supplier of mobile devices and mobile networks. Nokia is the largest exporter in the Chinese mobile telecommunications industry. Nokia has six R&D units, four manufacturing sites and widespread operations in Mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is nearly 6,000.

Media Inquiries:

Nokia, China

Communications

Thomas Jönsson, Director

Tel: +86 10 6539 2828

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

November 24, 2005

Nokia wins USD 141 million GSM network expansion with Bharat Sanchar Nigam Limited (BSNL) in India

Espoo, Finland - Bharat Sanchar Nigam Limited (BSNL), one of India’s leading telecommunications companies, has awarded Nokia a comprehensive GSM/EDGE and GPRS network expansion project in North India. The expansion, valued at USD 141 million, will include core and radio network equipment, and an extensive range of services.

The expansion will enable BSNL to significantly increase its network coverage and capacity in the states of Jammu & Kashmir, Haryana, Uttaranchal, Uttar Pradesh (both east and west circles), Himachal Pradesh and Rajasthan. It gives BSNL the chance to introduce the benefits of mobility to 2 million new Indian subscribers, and underscores Nokia’s commitment to the dynamic Indian market.

“This is an important network expansion to BSNL as we strive to offer the best network coverage and capacity to our subscribers,” says GS Grover, Director Commercial & Marketing, BSNL.

“We are delighted to strengthen our successful cooperation with BSNL,” says Ashish Chowdhary, Country Head, Networks, Nokia India. “This expansion provides BSNL the ability to enhance its network coverage and capacity, and shows the strength of Nokia’s full range of service offerings.”

Services play an important role in the contract, including complete network planning and optimization, infrastructure design, supply and implementation, and commissioning as well as systems integration and Nokia’s over-the-air (OTA) device management solution. This expansion is an extension of a USD 284 million GSM/EDGE and GPRS contract signed by Nokia and BSNL in 2004.

Nokia’s operations in India include networks and terminals sales divisions, three Research and Development facilities and an upcoming manufacturing facility in Chennai that will produce both terminals and GSM infrastructure equipment. Nokia also plans to open a Global Networks Operation Center in India by the end of the year.

About Bharat Sanchar Nigam Limited (BSNL)

BSNL is India’s No. 1 telecommunications company and the largest public sector undertaking in India with authorized share capital of $3.6 billion and a net worth of $13.85 billion. It has a pan-India network with over 42 million subscribers across 5000 towns and almost 12.5 million GSM cellular subscribers. www.bsnl.in

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 23, 2005

Nokia wins over USD 55 million GSM network expansion deal from AIS in Thailand

Espoo, Finland - Nokia and Advanced Info Service Plc (AIS), one of Thailand’s leading mobile phone service operators, have signed a deal worth over USD 55 million to expand AIS’ GSM network in the Northern, Central and Southern regions of Thailand. The expansion will improve network coverage and capacity and enable AIS to boost service quality and offer innovative multimedia and convergence services.

Under the agreement, Nokia is supplying radio network expansion and Nokia Unified Core Network solutions, including IP Multimedia Subsystem (IMS), 3GPP Release 4 MSC Server and Nokia Presence solution. The expansion is supported by Nokia’s systems integration, implementation, optimization, project management and consulting services. The system continues to be supported by the unique multitechnology Nokia NetAct™ solution.

“AIS continues to dominate Thailand’s mobile services despite the challenges posed by the price competition in the market,” says Ms. Arpattra Sringkarrinkul, Executive Vice President, Solutions AIS. “Thanks to Nokia’s flexibility and end-to-end capability, we have been able to quickly respond to the subscriber growth and to differentiate our service offering with new innovative multimedia and convergence services.”

“Nokia is pleased to continue the successful cooperation with AIS in expanding its GSM network to meet the subscriber growth and heated local competition,” says Somchai Thamsirisup, Account Director, Networks, Nokia. “The collaboration now extends to cover strategic non-voice and IP-based services.”

Nokia has been working with AIS since the early 1990s, providing comprehensive services for the operator’s GSM infrastructure.

Nokia’s complete, end-to-end IMS solution enables operators to offer IP-based multimedia services such as push to talk and Presence. The solution includes the Nokia IP Multimedia Subsystem solution and application servers, which are connected to the IMS via the open IMS Service Control (ISC) interface. Nokia has over 30 Nokia IMS references, including 10 commercial deals.

The MSC Server System brings the operators improved efficiency by reducing the cost of building and operating mobile networks. Nokia leads the market in the 3GPP Release 4 mobile softswitch with over 70 customers for the Nokia MSC Server, over 20 of which are already in live commercial use.

Nokia Presence solution lets mobile subscribers know how and when they can reach their family, friends, or colleagues before making a call.

About AIS

Advanced Info Service Public Company Limited (AIS), a subsidiary of Shin Corporation PCL., is the established leader in Thailand’s wireless communications industry after more than 15 years of services with its subscribers based more than 16 millions and market share more than 50%.

To date, AIS service network covers 795 districts (amphur) throughout Thailand, plus international roaming across in six continents.  Additionally, indoor coverage has been greatly expanded in both Bangkok and the provinces.  AIS has continuously enhanced and expanded its network in order to respond to the market and technological advances, whilst keeping abreast of consumers’ growing demands and needs.  It continues to integrate the latest in advanced technology and deliver more than just voice communication, with GPRS and EDGE technology.

1

AIS strongly believe that wireless communications bring changes to the way Thai people live their life, regardless of who they are and what they do. With endless communications possibilities, the quality of life is better. Visit our web site at www.ais.co.th

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 21, 2005

Award-Winning Nokia N90 Now Shipping In The U.S.

Part of the Nokia Nseries multimedia range, Nokia N90 combines the best of photography, video and communications

New York, NY, USA – Nokia today announced sales start of the Nokia N90 in the U.S. The first mobile device to feature Carl Zeiss optics and a range of advanced camera functions in addition to superb quality video, the Nokia N90 is set to transform the mobile photography market.

The industry-acclaimed Nokia N90 will be available in November at select Ritz Camera stores and online at ritzcamera.com for an estimated retail price of $399 with activation. The Nokia N90 will also be available in December at CompUSA retail locations, and through the Neiman Marcus holiday catalog.

“Response to the N90 has been overwhelming,” said David Watkins, Director, Imaging Business for Nokia North America. “Photographers, filmmakers and people around the globe have created remarkable results with the device, while enjoying all the benefits of staying connected to work and to life.”

The Nokia N90 was named American Photo’s Editor’s Choice for “Breakthrough” product this year and recently received a “Best of What’s New” 2005 award from Popular Science magazine.  The European Imaging and Sound Association (EISA), the largest editorial multimedia organization in Europe, voted the N90 “European Media Phone of the Year 2005-6”.

In October, Nokia and five of the world’s best photographers announced the ‘See New’ competition—the most ambitious mobile photography competition ever undertaken.  To inspire people to enter, a stellar line-up of professional photographers have themselves been shooting using the Nokia N90, producing more than 60 brand new images.  These images and competition details can be viewed at www.seenew.com.  The deadline for entries is February 28th, 2006.

The Nokia N90 is packed with advanced digital camera features to capture print quality photos, including a two megapixel camera with autofocus, integrated LED flash, macro mode for sharp close-ups and on-device photo editing capabilities. The Nokia N90 also features VHS resolution video recording in MP4 format and comes with dedicated record and zoom keys for easy video capture.

The Nokia XpressPrint solution provides Nokia N90 users with a variety of printing options. When printing via PictBridge, for example, the handset is connected directly to a compatible printer with a USB cable. The Nokia XpressPrint solution allows for wireless printing over Bluetooth wireless technology, and furthermore, the MultiMediaCard (RS-MMC) can be extracted from the side of the phone and inserted into a compatible printer.

Photos and video clips taken with the Nokia N90 can conveniently be stored on the PC using the Nokia PC Suite Image Store, which, when connected, automatically saves images and video clips to the PC.

A full list of features for the Nokia N90 is available at www.nokia.com/N90

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

1

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Media Relations

+1 972 894 4573

communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

2

PRESS RELEASE

November 17, 2005

Nokia and ACHNU launch the “Conéctate!” Youth Program in Chile

Santiago, Chile – Nokia and Pro United Nations Chilean Association (ACHNU) have launched a new three-year program, “Conéctate!” - to boost youth development in Chile. Conéctate!, which translates from Spanish as “Get Connected,” aims to help young people find employment and reach their potential.

The program provides an innovative combination of training in information technology and “life skills” such as empathy, conflict-resolution, and confidence.  It also draws on partnerships with Chilean industry, to provide internships and align the program with the needs of Chilean employers. The program is not just about helping young people find a job. It is about developing the mixture of technical skills, personal skills, and experience they need to build successful lives, and contribute to the community.

Conéctate! also draws on the expertise of the International Youth Foundation (IYF), as part of the “Make a Connection” program, a global initiative of IYF and Nokia, active in more than 20 countries. Over the past five years, Nokia has committed over $US 23 million to youth development through Make a Connection.

Conéctate! is directed towards young people and families with limited resources. ACHNU and Nokia hope to share this opportunity with young people who have a lot to offer, but lack the financial means to take the first step. The beneficiaries will be youth, ages 18 to 25, from the Metropolitan and VIII Regions of Chile; specifically, La Florida, Peñalolén, Lo Espejo, San Pedro de la Paz and Chiguayante municipalities.

The program is jointly funded by the Multilateral Investment Fund of the Inter-American Development Bank (IDB), highlighting the potential that the international community sees in Chilean youth.  ACHNU and Nokia also welcome additional donors, especially from within Chile, to help expand the scale of Conéctate! local government, Chile Califica, and the Chilean National Employment and Training Service SENSE have already provided valuable support to the program.

Patricio Valenzuela of Nokia observed that, “Young people hold the keys to the future. Nokia’s aim is to recognize the abilities of Chilean youth, and encourage them to lead and contribute to society. We also believe that strengthening the capacity of valuable organizations like ACHNU is a positive step towards this goal.”

Francis Valverde, Executive Director, ACHNU added, “This program seeks to make a difference in the community, and show what young people can achieve.  We believe in Chilean youth, and we look forward to working with Nokia to help them reach their full potential.”

About Make a Connection

Make a Connection, launched in 2000, is a global initiative of the International Youth Foundation and Nokia to promote positive youth development by giving young people an opportunity to make a connection to their communities, to their families and peers, and to themselves. The program improves young people’s educational opportunities, teaches them life skills, and helps them make a positive contribution to their societies. Over the past five years, Make a Connection has equipped more than 180,000 young people with essential skills for life. Programs are now up and running in 21 countries, each tailored to country-specific needs. More information on Make a Connection can be found at www.makeaconnection.org.

About ACHNU

ACHNU was created in 1991 as a non-profit development organization to promote the rights of children and youth. ACHNU draws on the active participation of youth to put into effect the rights that guarantee their full development and happiness. ACHNU is affiliated with the World Federation of United Nations Associations, and it has

1

consultation status at the United Nations system and as formal representative before the Economic Commission for Latin America and the Caribbean, CEPAL.

About the International Youth Foundation

The International Youth Foundation (IYF) is dedicated to supporting programs that improve the conditions and prospects for young people where they live, learn, work, and play. Since its founding in 1990, IYF has worked with hundreds of companies, foundations, and non-governmental organizations to scale up existing programs and build long-term strategic partnerships. Currently operating in close to 70 countries and territories, IYF and its partners have helped millions of young people gain the skills, training and opportunities critical to their success. More information on IYF can be found at www.iyfnet.org

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its cooperation with the International Youth Foundation and other regional philanthropic and social responsibility programs, the company prepares young people to embrace opportunities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world. More information about Nokia is available at www.nokia.com.

Media Enquiries:

Nokia, Latin America

Communications

Tel: +54148149794

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

PRESS RELEASE

November 17, 2005

Nokia strengthens its presence in Tunisia

Tunis, Tunisia – Nokia today opened its first office in Tunisia. The new facility, located in Tunis, will employ ten people responsible for managing relationships with Nokia’s customers in the country and providing them with consulting services and technical assistance.

“The mobile subscriber growth rate in the Middle East and Africa is one of the highest in the world,” says Dr. Walid Moneimne, Senior Vice President, Europe, Middle East and Africa, Networks, Nokia. “There are currently 2 billion mobile phone subscribers worldwide and we expect that by 2010 this number will have reached 3 billion. We are expanding across the Middle East and Africa to meet the demands of this growth and share Nokia’s strong experience and state-of-the-art products and solutions with our customers.”

Nokia is well positioned to capitalize on this growth with its localization strategy and commitment to bringing resources, people and products to where they best serve customers.

“Our commitment to our customers has made Nokia a leading mobility company. This commitment and leadership is illustrated by our comprehensive and ever-growing product portfolio for operators and consumers, our extensive research and development, and our ability to move rapidly to meet demand,” continues Dr. Moneimne.

Nokia 2 Billion Award celebrate achievements in the ICT sector

Nokia yesterday presented four ambassadors of mobility with Nokia 2 Billion Award for their involvement in driving the global adoption of information and communication technology (ICT). Awards were presented by Simon Beresford-Wylie, Executive Vice President and General Manager, Networks, Nokia. The ceremony took place at the World Summit Award Gala and was attended by visiting dignitaries from around the world.

The awards were presented to the International Telecommunication Union for its activities in the development of telecommunications; the heads of Telecom and Post in Finland, Sweden, Norway and Denmark as the fathers of NMT; Groupe Spécial Mobile as the fathers of GSM; and to a group of inventors of SMS, the most widely used data service. The winners were presented with scholarships and community involvement projects in their name, as well as a Nokia 8800 with special engraving. The World Summit Award is held in the framework of, and in cooperation with, the United Nations’ World Summit on the Information Society (WSIS), which is held in Tunis, Tunisia, November 16-18. At the summit, Nokia promotes universal access to communications technologies, celebrates two billion mobile subscribers and showcases mobile phones and network solutions for bridging the digital divide.

For further information on Nokia Middle East and Africa, please visit its web site at www.nokiamena.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com and www.nokiamena.com

1

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 16, 2005

Nokia to extend leadership in enterprise mobility with acquisition of Intellisync

Combined product portfolios will provide more choice for carriers and businesses

New York, USA  – Nokia (NYSE: NOK) and Intellisync (NASDAQ: SYNC) today announced they have signed a definitive agreement for Nokia to acquire Intellisync, a leader in platform-independent wireless messaging and applications for mobile devices. By acquiring Intellisync, Nokia is positioned to deliver the industry’s most complete offering for the development, deployment and management of mobility in the enterprise.

The transaction will also enhance Nokia’s ability to respond to customer needs in this fast growing market. The combination of Nokia’s security expertise, mobile device leadership, customer reach and partner relationships coupled with Intellisync’s proven wireless email, synchronization and device management software and skilled workforce is expected to significantly extend Nokia’s position within the enterprise mobility market.

“Enterprises face increasing challenges when it comes to selecting devices, enabling access to email and securing corporate data, while carriers are facing more and more complexity to support these demands.  We want to make it simple for our business customers to mobilize their workforces no matter what their starting point,” said Mary McDowell, executive vice president and general manager, Nokia’s Enterprise Solutions business group. “Based on our customers’ needs, we identified the acquisition of Intellisync as the best way to provide solutions to these challenges.  The combination of our portfolios and the addition of the Intellisync team will make Nokia the core mobility provider for businesses of all sizes.”

Intellisync delivers some of the largest deployments of wireless email over the widest array of devices and application platforms across carrier networks all over the world. The company has been at the forefront in enterprise mobility applications and device mobility with its wireless messaging software. Intellisync technology allows for synchronization of data and files with high levels of accuracy and security across complex software applications. Building on Nokia’s recent launch of Nokia Business Center, a software solution enabling push email and other collaborative business applications, this acquisition underscores the company’s commitment to be the leader in enterprise mobility. Nokia will be able to offer its customers the ability to connect practically any device to any data source, application, or network, empowering companies as they make mobility a defacto way of doing business.

“Our combined teams will present the most compelling mobility offering to enterprises and carriers all over the world,” said Woodson ‘Woody’ Hobbs, president and chief executive officer of Intellisync.  “With a platform-independent and device-agnostic mobile software offering, Intellisync has long been committed to delivering on the mobility needs of wireless carriers and enterprises and we’ve built a leadership brand in the mobile marketplace. Intellisync’s market leadership in platform-independent push email, device and systems management, mobile application deployment, integrated messaging, data and file synchronization, and mobile security is validation of the company’s success with carriers and enterprise customers alike.”

Under the terms of the agreement, Intellisync stockholders will receive USD 5.25 per share in cash for each Intellisync common share, implying an enterprise value of approximately USD 430 million or approximately EUR 368 million (on a fully-diluted basis). The transaction is expected to be completed in the first quarter of 2006. Intellisync was founded in 1993 and has approximately 450 employees.

1

About Intellisync

Intellisync Corporation (NASDAQ: SYNC), the leader in platform-independent wireless messaging and mobile software, develops and markets carrier-grade and enterprise-class wireless email and mobile platforms to large enterprises, mobile operators, software providers and device manufacturers. Intellisync has won the mobility industry’s top awards by providing seamless synchronization, secure wireless email, device control and mobility management software that connects nearly every device, data source and application available. More than 75% of the Fortune 50 companies and over 35 wireless carriers worldwide are ‘Powered by Intellisync’™. Some of the largest global corporations that have selected Intellisync as their mobility solution standard, include America Online, Crédit Agricole, Domino’s Pizza, Guidant, Microsoft, NTT DoCoMo, Oracle | PeopleSoft, Pfizer, Target, T-Mobile, Union Pacific, Verizon Wireless, Vivo, Wind and Yahoo! For more information, please visit www.Intellisync.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

A conference call for Investors, Analysts and Media will take place:

Wednesday, November 16th, 10:15 -11:15 am ET

Conference ID: 2504414

Participant Dial-In Numbers:

US/Canada Dial-in + 1 888 636 1561

Int’l/Local Dial-In + 1 706 634 5012

European Dial-in + 44 1452 560 299

A replay of the audio portion of this call will be available approximately 2 hours after the call.

Int’l/Local Replay + 1 706 645 9291

US/Canada Replay + 1 800 642 1687

Supporting slides will also be available at:

www.nokia.com/investors

Safe Harbor

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) benefits of the proposed merger and other matters that involve known and unknown risks; B) uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release; and C) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “designed”, “may”, “enhance”, “will” or similar expressions are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) difficulties encountered in integrating Intellisync, its products and its employees into Nokia and achieving expected synergies; 2) uncertainties as to the timing of the merger; 3) approval of the transaction by Intellisync’s stockholders; 4) the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; 5) whether certain market segments grow as anticipated; 6) the competitive environment in the mobile communications industry and competitive responses to the proposed merger; 7) whether the companies can successfully develop new products and the degree to which these gain market acceptance as well as 8) the risk factors specified on pages 12-22 of Nokia’s Form 20-F for the year ended December 31, 2004 under “Item 3.D Risk Factors.” and Intellisync’s most recent Form 10-K filed with the Securities and Exchange Commission.

2

Additional Information and Where to Find It

Intellisync has agreed to file a proxy statement in connection with the proposed acquisition. The proxy statement will be mailed to the stockholders of Intellisync. Intellisync’s stockholders are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about the acquisition and Intellisync. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission (the “SEC”) at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Intellisync by going to Intellisync’s Investor Relations page on its corporate website at www.Intellisync.com.

In addition, Intellisync and its officers and directors may be deemed to be participants in the solicitation of proxies from Intellisync’s stockholders with respect to the acquisition. A description of any interests that Intellisync’s officers and directors have in the acquisition will be available in the proxy statement. In addition, Nokia may be deemed to be participating in the solicitation of proxies from Intellisync’s stockholders in favor of the approval of the acquisition. Information concerning Nokia’s directors and executive officers is set forth in Nokia’s proxy material for its 2005 annual general meeting, which was filed with the SEC on February 14, 2005, and Nokia’s 2004 annual report on Form 20-F filed with the SEC on March 8, 2005. These documents are available free of charge at the SEC’s web site at www.sec.gov and the Form 20-F for 2004 also by going to Nokia’s Investor Relations page on its corporate website at www.nokia.com.

Further information:

Media Contacts:

Enterprise Solutions, Nokia

Communications

Megan Matthews

Tel. +1 914 368 0439

Email: megan.matthews@nokia.com

Corporate Communications, Nokia

Tel. +358 7180 34900

Email: press.office@nokia.com

Investor Contacts:

Nokia Investor Relations Europe

Tel. +358 7180 34289

Nokia Investor Relations US

Tel. +1 914 368 0555

Industry Analysts:

Nokia Americas,

Industry Analyst Relations

Virve Virtanen

Tel. +1 914 368 0511

Email: virve.virtanen@nokia.com

3

PRESS RELEASE

November 15, 2005

Nokia and Grameen Foundation USA join forces to bring affordable telecommunications to rural villages in Africa

Espoo, Finland - Nokia and Grameen Foundation USA (GFUSA) today announced a collaboration to bring affordable, accessible telecommunications to rural villages in Africa through microfinance. This collaboration builds on GFUSA’s global Village Phone initiative that helps people living in rural areas start self-sustaining businesses while providing affordable telecommunications to their communities.

Access to affordable and reliable telecommunications services is a lifeline for rural communities and a critical part of overall development.  Although the costs of mobile phones and services have fallen significantly, the initial investment needed to get connected remains one of the most significant hurdles to expanding communication services in these areas.  By providing the necessary cash, microfinance has proven to be a powerful tool in overcoming this barrier.  With tiny loans, financial services and mobile technology, Village Phone provides affordable access in a sustainable manner.

The collaboration between Nokia and GFUSA is designed to accelerate efforts to make universal access, particularly in rural areas of Africa a reality.  As part of this effort, Nokia and GFUSA have jointly developed a solution based on Nokia’s most affordable phones and an external antenna to serve rural communities in Uganda and Rwanda, the two countries where GFUSA’s Village Phone currently operates.

“Last September, the important milestone of two billion mobile subscriptions was achieved. Rural connectivity will play a major role in reaching the next billion subscribers and ultimately connecting half the world. Nokia is proud to collaborate with GFUSA on this significant initiative,” said Antonio Torres, Director of Business Development & Industry Marketing for Nokia’s Entry Business Unit.

“By leveraging microfinance, a proven poverty reduction strategy, and technology, GFUSA’s Village Phone is playing an important role in alleviating poverty and connecting rural communities,” said David Keogh, Deputy Director of GFUSA’s Grameen Technology Center. GFUSA’s Village Phone replicates the Village Phone program that was pioneered in Bangladesh by Grameen Bank.  It was launched in Uganda in 2002 and recently piloted in Rwanda.

As a part of the cooperation, Nokia and GFUSA will conduct a study to further examine the broader impact of the mobile telecommunications on socio-economic development and individual business integration as well as to evaluate microfinance as a sustainable tool to make telecommunications access more affordable.

GFUSA’s Village Phone program will be showcased at the Nokia stand #2307 in ICT 4 all Exhibition at the Kram Palexpo in Tunis, Tunisia during November 15-19.-05

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Grameen Foundation USA

Grameen Foundation USA (GFUSA) is a global non-profit organization that combines microfinance, technology, and innovation to empower the world’s poorest people to escape poverty. Founded in 1997, GFUSA has established a global network of 52 partners in 22 countries that has impacted an estimated 5.5 million lives in Asia, Africa, the Americas, and the Middle East. The Grameen Technology Center, an initiative of the Grameen Foundation USA,

1

was founded in 2001 to leverage the power of information and communication technology in the fight against global poverty.

Media Enquiries:

Nokia

Communications

Tel. + 358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Grameen Foundation USA

Michelle Tennant

Tel. +1-828-749-3200

Email: michelle@tennant.org

www.gfusa.org

2

PRESS RELEASE

November 15, 2005

Nokia and T-Mobile successfully test HSDPA in live networks in the UK, the Netherlands and Germany

A step forward in delivering faster mobile services to consumers

Espoo, Finland – Nokia and T-Mobile have completed High Speed Downlink Data Packet Access (HSDPA) calls using Nokia’s 3G network technology. The calls were made in T-Mobile’s live network in the UK, the Netherlands and Germany, and are the result of the strong collaboration between the two companies to deliver HSDPA to the commercial networks. The solutions will now be used to further progress testing with T-Mobile prior to commercial launches.

“The HSDPA calls demonstrate T-Mobile’s commitment to raising the bar for the quality of broadband mobile data services,” says Hamid Akhavan, Chief Technology Officer, T-Mobile. “The calls are a good example of the successful cooperation that is taking place between T-Mobile and Nokia in the field of high speed mobile access and broadband applications.”

“Nokia is pleased that the collaboration with T-Mobile has resulted in successful HSDPA calls, which demonstrate that Nokia’s HSDPA solution is ready to support operators leveraging their mobile data opportunities,” says Kari Sundbäck, Vice President, Networks, Nokia. “We will continue to work very closely with T-Mobile in the UK, the Netherlands and Germany in preparing their networks for commercial HSDPA launches.”

The Nokia HSDPA solution is a software upgrade to the WCDMA 3G network that offers end users significantly faster download speeds - up to 1.8 Mbps in the first phase, compared to 384 kbps on standard WCDMA 3G networks. Operators upgrading their networks with the Nokia HSDPA solution can take advantage of improved data rates and throughput, enhancing the efficiency of the network to support a higher number of users at a lower cost per user. The Nokia HSDPA solution allows operators to provide enhanced end-user services at significantly lower cost per bit.

Later, an upgrade to High Speed Uplink Packet Access (HSUPA) with enhanced upload speeds, will be available in a similar manner. Nokia upload speed is already 384 kbps. Nokia already has over 20 HSDPA contracts, 7 of which have been published.

About T-Mobile

T-Mobile International is one of the world’s leading companies in mobile communications. As one of Deutsche Telekom’s three strategic business units, T-Mobile concentrates on the most dynamic markets in Europe and the United States. By end of 2004, almost 120 million people were using the mobile communications services provided by companies in which T-Mobile or Deutsche Telekom have a majority or minority stake. And all that over a common technology platform based on GSM, the world’s most successful digital wireless standard. This also makes T-Mobile the only mobile communications provider with a seamless transatlantic service. www.t-mobile.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 71870 34379

1

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

2

PRESS RELEASE

November 14, 2005

Nokia highlights its strong commitment to universal access to mobility and new growth markets

Nokia promotes universal access to communications technologies, celebrates two billion mobile subscribers and showcases mobile phones and network solutions for bridging the digital divide at the World Summit on the Information Society (WSIS) and the ICT 4 All Exhibition in Tunis, Tunisia.

Espoo, Finland / Tunis, Tunisia - Nokia, one of the main sponsors of the ICT 4 All Exhibition, continues to work towards universal access to mobility - the ability of all people to connect to people, information and services - by making mobile communications more affordable and accessible.

Nokia believes the right combination of mobile phones, network solutions, services and a favourable regulatory environment is essential in spreading the benefits of mobility. The key is to reduce the total cost of ownership to the consumer, whilst ensuring a profitable, and thus sustainable, business model for operators and vendors.

As part of its commitment to universal access, Nokia has developed the Nokia Connect GSM solution and new value-added services, such as the Nokia Prepaid Tracker and the Nokia Connect eRefill, to enable operators to profitably bring mobility to low income customer segments. Nokia also offers affordable, high-quality mobile phones like the Nokia 1600 and Nokia 1110 that are designed for new growth markets with special features such as a speaking clock and an iconic phonebook.

“Nokia is truly engaged in bridging the digital divide by offering affordable communications technologies. Mobility improves society’s productivity and social welfare, which are mutual responsibilities of the private and public sectors as well as civil society,” says Dr. Walid Moneimne, Senior Vice President, EMEA region, Networks, Nokia. “In addition to our advanced technological solutions, Nokia is visible at the local and global level through several community involvement projects that extend beyond the technology, products and services that the company creates.”

In September this year, the global mobile subscription base reached two billion. Nokia celebrates this important milestone with the Nokia 2 Billion Award that will be presented at the World Summit Award Gala by Simon Beresford-Wylie, Executive Vice President and General Manager of Networks, Nokia. The Nokia 2 Billion Award will be presented as recognition for promoting global mobility.

As the number of mobile subscribers is expected to grow to three billion by 2010, the importance of new growth markets continues to increase. Around 20 percent of the next billion subscriptions will come from the Middle East and Africa region.

About WSIS (November 16-18)

The World Summit on the Information Society provides a unique opportunity for all key stakeholders to develop a common vision and understanding and to address the whole range of relevant issues related to the Information Society. The two-phased Summit has been endorsed by the UN General Assembly. The first phase took place in Geneva in December 2003. Organized by the International Telecommunication Union, it will be held under the high patronage of Kofi Annan, UN Secretary-General.

The World Summit Award Gala (November 16)

The World Summit Award (WSA) is a global initiative to select and promote the world’s best in e-Content and Creativity, held in the framework of, and in cooperation with, the United Nations’ World Summit on the Information Society (WSIS). The World Summit Award Gala will be held on November 16 at Kram Palexpo, Central Place at 17:30 onwards.

1

About ICT 4 All (November 15-19)

ICT 4 All aims to contribute to a more effective worldwide use of ICTs and stimulate action between developing and developed countries through the showcasing and presenting of concrete solutions. ICT 4 All Exhibition is a parallel event to the World Summit on the Information Society (WSIS).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 14, 2005

Nokia powers Optus’ 3G network in Australia

Sydney, Australia - Nokia today supported Optus’ 3G services launch in Australia providing the behind-the-scenes network infrastructure and turnkey services as well as assisting Optus to develop 3G consumer applications.

In November 2004, Optus jointly announced an innovative infrastructure sharing deal with another operator to have Nokia build a shared 3G network.

The shared network is the first in the world to feature Nokia’s Multi-Operator Radio Access Network (MO-RAN) technology, which allows for the easy sharing of radio services.

Where MO-RANs are deployed they allow for two operators to share the same base station and to share the radio network controller which directs the voice and data traffic back to the operator’s own core network.  An analogy is that it works like two banks sharing an Automatic Teller Machine.

“The issue for many operators is no longer whether to share a network, but rather, what approach will offer the best solution. We are delighted to have worked with Optus on their 3G network and applications,” said Henrik Glud, Optus Account Director for Nokia Australia.

In addition, Optus and Nokia have worked with Australian developer, Bullant, to bring to market a 3G content personalisation application called ‘MyZooNow’ which will run as the active handset user interface on a range of mobile phones including the Nokia N70 and Nokia 6680.

Optus MyZooNow features a homepage that pushes information to customers that is relevant to their interests, work and social needs, such as news and weather, music and lifestyle.

MyZooNow was ‘incubated’ in the Optus Nokia Future Lab. The Future Lab is a joint initiative by both companies designed to test and develop potential mobile applications.

According to Allen Lew, Managing Director, Optus Consumer, “We have worked with infrastructure providers, application developers and handset manufacturers like Nokia, to ensure that we use the faster speeds of 3G to deliver simple and user friendly applications like MyZooNow that add value to customers mobile experience.”

Nokia is providing Optus with complete 3G core and radio networks and turnkey services, including supplying, deploying and testing the equipment in the field as well as network optimization, management, monitoring and maintenance services. Nokia has also provided a 3G operations startup, where Nokia operational staff works along side Optus people while operating the network and through this exersice also train Optus staff.

Introducing new technology platforms and services is a highly complex business and Nokia has over 15 years experience in assisting operators deploy the latest technology.

With its operational expertise gained from running networks on behalf of operators around the world, Nokia is able to support operators provide the highest-quality service to their subscribers while also improving their operational efficiency.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and

1

innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 14, 2005

Five more global technology powerhouses join Bridge Mobile Alliance as Associate Members

Axalto, Gemplus, Hewlett Packard, Nokia and QUALCOMM are latest technology associate members to join the alliance. Total membership base increased from eleven to sixteen members.

Singapore - Bridge Mobile Alliance, Asia Pacific’s largest mobile alliance group had announced the joining of five more global technology powerhouses as technology associate members to the alliance. They are – Axalto, Gemplus, Hewlett Packard, Nokia and QUALCOMM. It was just two months ago that the alliance had announced the launch of its Associate Membership scheme where Ericsson, Motorola and ZTE were amongst the first three global technology companies who joined on 17 August 2005. The Associate Membership scheme had gained significant momentum in the mobile industry in attracting key players, bringing the alliance membership base from eleven to sixteen members.

The Associate Membership scheme aims to foster closer collaboration between member operators and technology players across the mobile service development value chain. The intent is to create an ecosystem that would accelerate the development of leading edge mobile technologies that are unique and relevant to the Asian mobile markets.

Dr Patrick Sim, Chief Executive Officer, Bridge Mobile, said, “We are very excited to have world renowned technology players such as Axalto, Gemplus, Hewlett Packard, Nokia and QUALCOMM coming on board the Bridge Mobile Alliance family. They are all market leaders in their respective domains, and would bring to the alliance a diversity of expertise and invaluable market knowledge. Our membership consists of the region’s leading mobile operators, as well as major global players with technology leadership across the mobile industry value chain, such as handsets, network and platform solutions, and SIM card technologies.”

Tan Teck Lee, President, Axalto Asia, said, “Axalto is very proud to join Bridge Mobile Alliance as a technology associate member. We share the alliance’s vision to enable personal, secure and convenient solutions to end-user customers across Asia. As the world’s number one provider of microprocessor cards and mobile communications cards, we look forward to working more closely with regional operators to develop solutions that offer a more seamless and integrated service offering across the region.”

Dr Martin McCourt, President Gemplus Asia, said, “As the world’s number one supplier of 3G USIM cards and a leader in secure platforms and services, Gemplus welcomes this opportunity to work in partnership with the members of the Bridge Mobile Alliance to deliver seamless services across borders and develop multi-media experiences tailored towards each subscriber’s needs in Asia Pacific.”

Hitoshi Nishizawa, Vice President & General Manager, Hewlett Packard Asia Pacific, said, “Bridge Mobile Alliance shares the same vision and commitment as HP to deliver quality mobile services to operators and their consumers. This partnership further reinforces our commitment towards creating consistent mobile services delivery standards across the world. The alliance’s Associate Membership scheme enhances HP’s efforts to bring operators and the community of independent software vendors (ISVs), developers and content providers together.”

John Stefanac, Vice-President, Networks, Asia Pacific, Nokia, said, “Being able to differentiate oneself and providing consumers with unique applications, superior products and services are key success factors in today’s competitive mobile world. To this end, as a true end-to-end mobility solutions provider,

1

Nokia has a proven track record and the capabilities to help operators and service providers in the Bridge Mobile Alliance offer their customers a unique and richer user experience.”

Ted Matsumoto, Chairman, QUALCOMM South East Asia/Pacific and Japan, and Senior VP, and Chairman of Global Strategic Development Council, QUALCOMM Incorporated, San Diego, said, “QUALCOMM is delighted to be a technology partner of the Bridge Mobile Alliance. QUALCOMM has consistently maintained an active role in developing next-generation mobile technologies that are customized for the Asia Pacific mobile markets and will contribute actively with the same strategic focus in this alliance. QUALCOMM is pleased to align with the many industry leaders that comprise Bridge Mobile Alliance to drive the development of advanced mobile technologies in Asia Pacific.”

With such stellar membership, the alliance is well positioned to harness the collaborative synergies across the whole spectrum of differentiating regional mobile service offerings, such as mobile gaming and music, mobile commerce and 3G services, and deliver a truly seamless experience to our combined base of over 70 million customers.

About Bridge Mobile Alliance

Established in November 2004, Bridge Mobile Alliance is Asia Pacific’s largest mobile alliance group. The alliance is a current partnership of eight leading mobile operators in Asia Pacific, namely, Airtel (India), CSL (Hong Kong), Globe Telecom (Philippines), Maxis (Malaysia), SingTel Mobile (Singapore), SingTel Optus (Australia), Taiwan Mobile (Taiwan) and Telkomsel (Indonesia). Bridge Mobile Alliance operates through a Singapore-incorporated joint venture company, Bridge Mobile Pte Ltd.

Bridge Mobile Alliance offers significant commercial benefits and economies of scale to alliance members. Through close collaboration, alliance members can leverage on collective capabilities and best practices to develop relevant, cutting-edge mobile technologies for the Asia Pacific market.

Bridge Mobile Alliance will invest up to US$40 million over the next three years to build and establish a shared regional mobile infrastructure, and to deliver a wider suite of regional mobile services. More importantly, Bridge Mobile Alliance is focused on creating a consistent delivery of mobile services across the region, thereby offering customers a seamless experience beyond borders.

About Axalto

Axalto (Euronext: NL0000400653 - AXL) is the world’s leading provider of microprocessor cards (Gartner 2005, Frost & Sullivan 2004) the key to digital networks and a major supplier of point-of-sale terminals. Its 4500 employees come from over 65 nationalities and serve customers in more than 100 countries, with worldwide sales reaching 3 billion smart cards to date. The company has 25 years’ experience in smart card innovation and leads its industry in security technology and open systems.

Axalto continuously creates new generations of products for use in a variety of applications in the telecommunications, finance, retail, transport, entertainment, healthcare, personal identification, information technology and public sector markets. Microprocessor cards provide convenience, security and privacy to public and private services operators, their customers and end users. For more information, visit us at www.axalto.com.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 - GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor). It has sold over 5 billion smart cards.

With security at its core, and 2400 patents and patent applications produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2004 was 865 million Euros.

For more information, visit us at www.gemplus.com.

2

About HP

HP is a technology solutions provider to consumers, businesses and institutions globally. The company’s offerings span IT infrastructure, global services, business and home computing, and imaging and printing. For the four fiscal quarters ended July 31, 2005, HP revenue totaled $85.2 billion. More information about HP (NYSE, Nasdaq: HPQ) is available at www.hp.com.

About QUALCOMM

QUALCOMM Incorporated (www.qualcomm.com) is a leader in developing and delivering innovative digital wireless communications products and services based on the Company’s CDMA digital technology. Headquartered in San Diego, Calif., QUALCOMM is included in the S&P 500 Index and is a 2005 FORTUNE 500® company traded on The Nasdaq Stock Market® under the ticker symbol QCOM.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Bridge Mobile

Linda Loh, Marketing Manager

Tel: +65 6424 6294

Email: Linda.loh@bridgemobile.com

Axalto

Joyce Lau, Marketing Communications Manager, Asia

Tel: +65 6836 3618 / +65 9770 7663

Email: jlau@axalto.com

Gemplus

Ho Sin Huay, Senior Account Executive, Edelman

Tel: +65 6733 1110

Email: sinhuay.ho@edelman.com

Hewlett Packard Asia Pacific Pte. Ltd.

Maricar Gonzales, Regional Marketing Communications Manager, APJ

Tel: +65 6431 9817

Email: maricar.gonzales@hp.com

Website: www.hp.com

Nokia, Networks

Communications

Tel: + 358 7180 38198

www.nokia.com

3

STOCK EXCHANGE ANNOUNCEMENT

November 11, 2005

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 5,185 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 311.10 in Nokia’s share capital and an increase of EUR 61,924.05 in shareholders equity. The new shares carry full shareholder rights as from the registration date, November 11, 2005. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,027,509.14 and the total number of shares is 4,433,791,819 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 10, 2005

Nokia identifies five phases of workforce mobility to help companies gauge and guide their use of mobile technology

Key stages help companies measure the value of their own approach to mobile technology and outline the building blocks necessary for a successful strategy

New York, NY, USA – Leading edge? Or lagging behind?  With the pace of technological change, it can be difficult for any decision maker or IT professional to know where their organization stands in deploying and effectively using a given technology, and in the still maturing world of mobile technology it can be even more challenging.  While enabling a workforce with mobile voice capabilities provides certain value, overlooking other aspects of mobile technology, such as simple applications or the right type of network access, can prevent businesses from realizing the full ROI and productivity benefits the technology has to offer.  It is with this in mind that Nokia is introducing five phases of workforce mobility that companies can employ to evaluate their own use of mobile technology and ensure proper planning of a successful mobile strategy.  The thinking is outlined in a new report available today.

The five stages start from an organization’s idea of mobile technology and the integration of mobility into an overall IT strategy, and play out the course of mobile technology to the point where the way business is done is forever changed.  That shift is still ahead, but in between the two extremes lay several phases many companies can identify with now — from starting to mobilize workers as more of a matter of convenience, to taking the notion of mobility for granted and focusing on increased productivity.

Integral to getting the most from mobile technology are several building blocks Nokia has identified that companies should keep in mind when developing and implementing a mobile strategy.  These pieces consist of much of the same components that make up any IT strategy, including leveraging existing assets and infrastructure, addressing diverse user needs, and ensuring security, scalability and support is in place.

“No one would consider ignoring security or support in their desktop environment, so why should it be any different for the mobile environment?  Considering most employees that have a corporate PC or laptop are likely to have mobile phones as well, you can see how important the mobile world is becoming to business,” said Bob Brace, vice president, mobile solutions, Nokia Enterprise Solutions.  “The phases of workforce mobility we’ve identified are valuable in that businesses can see the large-scale impact mobile technology holds for the future, and if organizations aren’t thinking about significant pieces today, they can adjust their planning to make getting there that much easier.”

“Most companies today are in what we’ve termed the first two phases of workforce mobility.  They’re either working to include mobile technology as part of their IT planning and procurement, or they’ve accomplished that and now they’re working to mobilize their workforce through voice and applications like email.  Even in these early stages, taking a comprehensive approach to mobility will help avoid headaches down the road,” continued Brace.

The introduction of the “phases of workforce mobility” is part of a continuing initiative for Nokia to provide businesses with the reference materials and resources they need to successfully enable mobile technology within their own organizations.  To read the detailed report, visit http://www.nokia.com/nokia/0,8764,330,00.html, and for more information on Nokia’s workforce mobility initiative and the latest offerings for business, visit http://www.nokia.com/business.

1

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia, Asia Pacific

Communications

Tel +65 6723 2323

Email: communications.apac@nokia.com

2

PRESS RELEASE

November 8, 2005

Nokia shows Services muscle with 7 solutions at TeleManagement World

Solutions help operators win and retain subscribers, simplify an increasingly complex technology environment

Dallas, TX, US - Nokia is showcasing seven of its Services software solutions at TeleManagement World in Dallas until November 10, all part of its ongoing drive to help operators to manage their services life cycle in a multi-vendor environment, both enhancing their offerings and reducing their costs.

“Many operators are facing increased competition from both traditional and new rivals, and the convergence of the mobile and fixed telecom environments is bringing increased complexity to technology management. Nokia is committed to making our customers’ lives easier,” said Jyrki Holmala, Vice President Operations Solutions, Networks.

“Our solutions portfolio, comprehensive understanding of the mobile telephone spectrum, and proven track record in helping customers achieve greater efficiency all give us a clear edge over rivals, “ said Holmala.

To demonstrate the company’s Services capabilities, in Dallas Nokia is showing its industry-leading solutions in the following areas:

• Self Provisioning

• Mass Provisioning

• Device Management – Firmware update over-the-air

• Portal Performance Optimization

• VIP Service for Corporate Clients

• Service Level Management

• Customer Care

Nokia has set up a Solution Bar at TeleManagement World, with a team of “Solutioneers” ready to discuss the latest in managing consumer service life cycles in a multi-vendor environment. The company is showing the solutions most recently launched at the Nokia Mobility Conference in Barcelona, including Nokia’s Service Level Management and Integrated Provisioning solutions. Nokia’s Service Management solution components follow the e-TOM model defined by the TeleManagement Forum, and its Nokia Profile Manager (NPM) on display is OSS/J compliant.

Nokia has provided a full range of support and services to help operators differentiate and innovate their mobile offerings for close to 20 years. Seeking to better tap the growing Services trend, Nokia established its Services business unit in Networks earlier this year, and has since taken significant steps to demonstrate its commitment to this growing business.

Today, Services represents more than 30 percent of revenues in the Networks business group, including operations support software. In addition to Service Management, where Nokia is the market leader with over 80 clients, the company expects to see important developments particularly in the areas of Managed Services, Systems Integration and Consulting.

1

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications, Americas

Tel. +1 972 894 5211

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 8, 2005

Twice The Honor:  Nokia N90 and Nokia N91 Win A “Best Of What’s New” Award

Two Nseries multimedia devices receive prestigious commendation from Popular Science magazine

New York, NY, USA – Nokia today announced that the Nokia N90 and N91, two flagships of the company’s Nseries range optimized for imaging and music respectively, were honored with Popular Science magazine’s “Best of What’s New” Award in the publication’s annual search for the top 100 technology innovations of the year.

Packed with advanced features to capture and print high quality photos and video, the Nokia N90 is the first mobile device to feature superior Carl Zeiss Optics plus boasts a two megapixel camera with autofocus, 20x digital zoom and high quality video capture with on-device editing capabilities. Facilitated by its dual screens, the Nokia N90 features two ergonomic modes for instant photo and video capture.  With Nokia’s XpressPrint printing solution, users can select from a range of mobile printing options, including PictBridge, connected directly to a compatible photo printer with a USB cable; wireless printing over Bluetooth wireless technology; or by extracting the MultiMediaCard from the side of the phone and inserting it into a compatible printer.

The Nokia N91 is optimized for connected mobile music enjoyment, including the ability to download new songs, manage music collections, as well as create and share playlists on the go. Transferring files between the Nokia N91 and a compatible PC is simple with the built-in WLAN, Bluetooth or USB connections, and downloading songs over the air is quick with support for GPRS/EDGE networks.  The Nokia N91 delivers a premier music experience with its 3.5mm stereo headset jack, integrated 4GB hard disk with room for up to 3000 songs and support for a wide range of digital music formats.   Encased in stainless steel, the Nokia N91 has dedicated music keys on its face, which slide down to reveal the phone keypad.

“Popular Science’s award is a tribute to Nokia Nseries innovation and we are honored to be recognized in this way,” said Nigel Rundstrom, vice president of Multimedia for Nokia. “Both the N90 and the N91 merge incredible multimedia experiences with leading-edge telephony features.  This combination of mobility and high performance creates entirely new ways for people to enjoy their favorite pictures and music.”

“Best of What’s New is the ultimate Popular Science accolade, representing a year’s worth of work evaluating thousands of products,” says Mark Jannot, editor of Popular Science. “These awards honor innovations that not only influence the way we live today, but that change the way we think about the future.”

Each year, the editors of Popular Science review thousands of products to find breakthrough products and technologies that represent a significant leap in their categories. The winners — the Best of What’s New — are awarded inclusion in the much-anticipated December issue of Popular Science, the most widely read issue of the year since the debut of Best of What’s New in 1987.

Best of What’s New awards are presented to 100 new products and technologies across 12 categories, including Auto Tech, Aviation & Space, Cars, Computing, Engineering, Gadgets, General Innovation, Home Entertainment, Home Tech, Personal Health, Photography and Recreation.

The Nokia N91 will begin to shipping to retailers around the globe in early 2006.  More information about the device is available at http://www.nokia.com/N91.

1

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

About Popular Science

Founded in 1872, Popular Science is the world’s largest science and technology magazine; with a circulation of 1.45 million and 6.5 million monthly readers. Each month, Popular Science reports on the intersection of science and everyday life, with an eye toward what’s new and why it matters. Popular Science is published by Time4 Media, a subsidiary of Time Inc., which is a wholly owned subsidiary of Time Warner Inc

Media Enquiries:

Nokia, Americas

Media Relations

Tel. +1 972-894-4573

E-mail: communication.corp@nokia.com

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

2

PRESS RELEASE

November 7, 2005

Nokia responds to reports of Qualcomm GSM Patent Infringement Suit

Espoo, Finland - Nokia recently learned from a Qualcomm press release that Qualcomm has filed a complaint for alleged patent infringement against Nokia Corporation and Nokia Inc. in San Diego apparently involving some 12 alleged essential patents.

Nokia is yet to receive a copy of the complaint, and analyze the details, and therefore cannot comment on the substantive aspects of the claims.

Nokia is disappointed Qualcomm has taken this step given they have yet to engage in any licensing negotiations concerning these matters. With respect to the patents alleged to be essential to the GSM/GPRS/EDGE standards, Qualcomm has a duty to license those patents on fair, reasonable and non-discriminatory terms. Qualcomm has not provided Nokia with any proposed terms for a license in compliance with its obligations.

Companies with essential and valid patents must agree to license those patents on fair, reasonable and non-discriminatory terms.  It is quite unusual for a company to institute litigation before discussing such terms.  Nokia is concerned that Qualcomm continues to disregard its obligations to offer to license its alleged essential patents on fair, reasonable and non-discriminatory terms. The timing of this lawsuit and the comments of Qualcomm’s general counsel that a cooperative resolution of these issues is unlikely, when the patents have not been verified and licensing terms have not yet been offered or discussed, is completely inconsistent with the basic licensing principles to which Qualcomm is obligated.

Nokia will analyze Qualcomm’s claims when it obtains the complaint and will defend itself in this action to ensure that its rights are fully protected.

We also note the timing of this action in relation to the recent request by Nokia and five other companies for the European Commission to investigate Qualcomm’s licensing practices.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

1

PRESS RELEASE

November 7, 2005

A new product category – The Nokia 770 Internet Tablet Starts Shipping

Espoo, Finland – Nokia today announced that it has started deliveries of the first device in its new Internet Tablet product category, the Nokia 770. The sleek, pocket sized device is Nokia’s first Linux-based terminal product and is dedicated to convenient Internet browsing and email communications over Wi-Fi.

“We are very excited to start shipments of our first Nokia Internet Tablet device,” said Janne Jormalainen, Vice President of Convergence Products, Multimedia, Nokia. “Since announced back in May we have seen huge interest in this device, particularly from the Open Source community.”

The Nokia 770 Internet Tablet features an impressive high-resolution widescreen display (4.13”) with zoom and on-screen keyboard, ideal for viewing online content. Aside from Wi-Fi, the device can also connect to the Internet utilising Bluetooth wireless technology via a compatible mobile device.

The device runs on Linux based Nokia Internet Tablet 2005 software edition which is based on popular desktop Linux and Open Source technologies. The maemo web site (www.maemo.org) provides Open Source developers and innovation houses with the tools and opportunities to collaborate with Nokia on future devices and OS releases in the Internet Tablet category. The Nokia 770 Internet Tablet was recently named Best Embedded Linux/Mobile Product or Initiative at the 2005 UK Linux & Open Source Awards.

“This is the first step to creating an Open Source product for broadband and Internet services. We will be launching regular software updates. During the first half of year 2006 we will launch the next operating system upgrade to support more presence based functionalities such as VoIP and Instant Messaging”, continues Janne Jormalainen.

The Nokia 770 Internet Tablet also boasts web browser with flash player, email client, Internet radio, news reader, file manager and media players to enable your favourite Internet services to move with you.

In addition to select retail outlets, the Nokia 770 Internet Tablet is available for purchase online through www.nokia.com at an estimated sales price of approximately 350 euros including taxes. The www.nokiausa.com sales channel is expected to open one week later.

A full list of features and product software support of the Nokia 770 is available at www.nokia.com/770.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45725

Nokia

Communications

1

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Photos of the Nokia 770 Internet Tablet can be found at www.nokia.com/press -> photos

2

PRESS RELEASE

November 7, 2005

Prepare for the ride of your life as Asphalt: Urban GT ™ 2 ships on the N-Gage Platform

Espoo, Finland – Nokia today announced that it has shipped Asphalt: Urban GT™ 2, the rip-roaring sequel to the fantasy racing game on the N-Gage platform.

Ramping up the vehicle choice for this edition of the franchise, developer and publisher Gameloft has really spiced up the action. In addition to 37 fully customizable cars, ranging from Hummer to the delectable Aston Martin, Asphalt: Urban GT™ 2 also gives gamers the chance to race on two wheels with a selection of 8 motorbikes to choose from. Even better game physics and collision effects create an intense improved driving experience on 15 tracks in 14 real locations from San Francisco to Tokyo further intensify Gameplay.

Gamers and up to three friends can enjoy Asphalt: Urban GT™ 2’s visually stunning graphics via Bluetooth connectivity and can compare their skills to players worldwide via shadow racing and score upload capabilities on the N-Gage Arena.

“For the second time, fans of the Asphalt series on the N-Gage platform will get the chance to experience high octane fantasy driving but this time with new tracks, new vehicles and better graphics.” says Gregg Sauter, Director Games Publishing, Nokia.  “So get ready for the ride of your life!”

Fans of Asphalt: Urban GT™ 2 can also try before they buy, with a free downloadable demo available from http://arena.n-gage.com/n-gage/web/en/downloads/gamesdemos/index.html, letting gamers choose from two licensed cars and two motorbikes to race for a limited time in San Francisco or Tokyo. In addition, the demo also offers the possibility to race against a friend via Bluetooth wireless technology.

Asphalt: Urban GT™ 2 also features loading screens images of sexy girl group The Pussycat Dolls and real music from Moby with the track ‘Lift Me Up’ from the album Hotel.

About Gameloft

Gameloft is a leading international publisher and developer of video games for mobile phones. Established in 1999, it has emerged as one of the top innovators in its field. The company creates games for mobile handsets equipped with Java, Brew or Symbian technology. The total number of mobile handsets with this technology is anticipated to exceed one billion units in 2007. Partnership agreements with leading licensors and sports personalities such as Ubisoft Entertainment, Universal Pictures, Paramount Studios, Dreamworks, Vans, Vijay Singh and Geoff Rowley allow Gameloft to form strong relationships with international brands. In addition to the partnerships, Gameloft owns and operates titles such as Block Breaker Deluxe, Asphalt: Urban GT and Siberian Strike. Through agreements with major telephone wireless carriers, handset manufacturers, specialized distributors and its online shop, Gameloft has a distribution network in over 65 countries. Gameloft has worldwide offices in New York, San Francisco, Montreal, Paris, London, Düsseldorf, Milan, Barcelona, Beijing, Tokyo and Hong Kong. Gameloft is listed on Euronext Paris (ISIN: FR0000079600, Bloomberg: GFT FP, Reuters: GFT.PA) For more information visit www.gameloft.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

1

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc.  Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information. © 2005 Gameloft. All Rights Reserved. Asphalt: Urban GT is a trademark of Gameloft in the US and/or other countries. All manufacturers, cars, motorbikes, names, brands and associated imagery featured in this game are trademarks and / or copyrighted materials of their respective owners.

2

PRESS RELEASE

November 7, 2005

Prepare to march into battle as Pathway to Glory Ikusa Islands ships on the N-Gage platform

Espoo, Finland - Nokia today announced that it has shipped Pathway to Glory Ikusa Islands, the next member of the critically acclaimed and popular strategy franchise. Last year, Pathway to Glory set new standards in the world of mobile gaming and now Nokia and Red Lynx are back with a new and improved version ready to set gamer’s key pads alight.

Exclusive to the N-Gage platform, Pathway to Glory Ikusa Islands blends the detail and gritty realism of the original with improvements inspired by extensive feedback from the gaming community.

“This time strategy fans are treated to an even more immersive storyline, improved AI and character evolution including interactive and spontaneous dialogue directly related to the action,” says Producer Toni Virhiä. “Gamers can discover all new missions and maps, superior graphics and the opportunity to engage in voice chat between friends and foes via the N-Gage Arena.”

On entry to the World War II Pacific theatre players need to be prepared for intense multiplayer action. Pathway to Glory Ikusa Islands enables up to 6 players to battle using Hotseat, Bluetooth wireless connectivity or over N-Gage Arena.  Gamers will also be able to utilize the worldwide ranking facility on the N-Gage Arena to compare their skills with other players across the globe.

“Fans of the original Pathway to Glory now have the chance to hone their strategic combat skills in a whole new and improved environment,” says Gregg Sauter, Director Games Publishing, Nokia. “We are proud of the results that Red Lynx was able to deliver with this franchise and we believe that gamers will enjoy the enhanced features, faster game play and movie style narrative of Pathway to Glory Ikusa Islands enough to create fans of the series in all their friends.”

For more information on the second installment in this exclusive franchise for the N-Gage platform visit http://ikusa.pathwaytoglory.com/intro.html

About RedLynx

RedLynx Ltd is a leading producer and developer of interactive Cross-Media Entertainment. RedLynx is also a world leading developer of cutting edge mobile community games including among others Pathway to Glory. RedLynx games and new type of interactive TV formats are examples of world-leading entertainment concepts that have proven their success in a number of countries in Europe and Asia. RedLynx has its head office in Helsinki, Finland. For more information see http://www.redlynx.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer game play over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45667

E-mail: press.office@nokia.com

1

Nokia, Americas

Press Desk

Tel. +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel. +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets, go to: www.extranet.n-gage.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage, Pathway to Glory and Pathway to Glory Ikusa Islands are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

2

PRESS RELEASE

November 7, 2005

CSL launches Asia’s first commercial video sharing service with Nokia IMS

Hong Kong, China – Mobile operator CSL and Nokia today jointly announced the commercial launch of Asia’s first video sharing service in Hong Kong enabled by Nokia IP Multimedia Subsystem (IMS) and systems integration services. At a press conference, CSL and Nokia demonstrated video sharing service using the Nokia N70, the 3G Series 60 smartphone with 2 megapixel camera and a full set of Nokia Nseries features.

The service launch affirms CSL and Nokia’s leading position in bringing innovative mobile services to the end-users. This milestone service also demonstrates Nokia’s end-to-end capability in enabling operators to differentiate and offer a variety of services on the fiercely competitive Hong Kong telecommunication market.

Video sharing is a multimedia service that allows users to view live or prerecorded video during a normal voice call on their mobile phones. Both the caller and the receiver can watch the same video and discuss it, and then end the video sharing without ending the voice call. Video sharing is based on standardized 3GPP IMS and IETF technologies, and its specifications are available at Forum Nokia.

“We are pleased to announce another notable first – being Asia’s first mobile operator to introduce the 3G video sharing service to our customers.  Video sharing is a natural expansion of voice calls and an advancement of normal video calls,” said Hubert Ng, Chief Executive Officer of CSL. “The introduction of video sharing service during a voice call is a key evolutionary step for 3G video services.  We believe that the 3G video sharing service will become one of the most popular services among consumers.  It will also help corporate customers to enhance the efficiency of their business operations.”

“We are very pleased to continue our long-term and successful cooperation with CSL and join hands to achieve another important milestone in Asia’s mobile telecommunications industry through the commercial launch of video sharing service,” said Wei Yuan, Vice President of Networks, Nokia China. “Nokia is well prepared to cooperate with innovative industry players like CSL in shaping the future of mobile multimedia communications.”

Nokia’s complete end-to-end solution for IMS-based multimedia includes the Nokia IP Multimedia Subsystem solution with open IMS Service Control (ISC) interface towards application servers and Series 60 devices supporting downloadable SIP clients. Nokia has over 30 Nokia IMS references, including 10 commercial deals.

About CSL

CSL is a pioneer in the mobile communications market in Hong Kong. The Company launched its mobile services in 1983, and today operates a world-class GSM / WCDMA network through its mobile brands: 1O1O and One2Free. Pioneer to introduce HSCSD, GPRS, EDGE, MMS and video sharing service the Company launched 3G and Wi-Fi Service In December 2004. CSL is 100% owned by Telstra. For more information about CSL, please visit www.hkcsl.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Nokia is committed to long-term development and preferred partnership in China. With strong local R&D, manufacturing and innovative technologies, Nokia has continuously strengthened its market position in China as a

1

leading supplier of mobile terminals and mobile networks. Nokia is the largest exporter in the Chinese mobile telecommunications industry. Nokia has six R&D units, four manufacturing sites and widespread operations in mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is over 5,600. www.nokia.com.cn

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia, Multimedia

Communications

Tel. +358 7180 45751

 www.nokia.com

Notes to the Editor

The Nokia IP Multimedia Subsystem uses SIP (Session Initiation Protocol) to establish IP communication sessions between terminals. The SIP session can then be used to carry any IP traffic, such as Voice over IP (VoIP), presence-enabled instant messaging, conferencing, multiplayer gaming or push-based content sharing. The Nokia IP Multimedia Subsystem has a 3GPP-standardized IMS Service Control (ISC) interface, which allows open connectivity towards SIP application servers. This allows operators to rapidly and cost-efficiently expand their IMS-based application portfolio themselves or by connecting third-party applications to the system. IMS system is equally applicable for both fixed and mobile networks.

2

PRESS RELEASE

November 3, 2005

Nokia’s Mile High Pinball Ricochets Into Retail Stores

Pinball Wizards Now Can Go Full Tilt on the N-Gage

Espoo, Finland - Nokia today announced that Mile High Pinball, the incredibly addictive pinball game for the N-Gage platform, is now available in retail stores. With 80 stages of arcade mayhem, players can top their pinball memories of yore with customizable maps and balls, power-ups and exciting boss levels.

“At Nokia, we are intent on creating entertaining games that are easy to pick-up but hard to put down,” said Gregg Sauter, Director, Games Publishing, Nokia. “With extensive multiplayer rankings and incredibly imaginative pinball levels, Mile High Pinball is a prime example of a game that grabs you and won’t let go, stretching a ten minute experience into hours.”

Gamers can now play pinball like it’s never been played before with Mile High Pinball. Aspiring pinball wizards can collect points and power-ups as they deftly dodge enemy bosses and ascend through 80 pinball stages. Developed by Bonus.com, Mile High Pinball offers numerous multiplayer features on the N-Gage Arena, including a Beat-My-Challenge mode where players create their own pinball map to share with friends. Gamers can also upload rankings, trade customized balls and a slew of strategic power-ups.

More information about Mile High Pinball is available on the official website at www.MileHighPinball.com.

About N-Gage

The N-Gage game deck is an innovative mobile device that is creating an entirely new market for the games industry. Built for active gamers, the N-Gage platform is the first mobile and connected game deck to feature online high-quality 3D multiplayer gameplay over Bluetooth wireless technology and GPRS. The N-Gage device also offers unique online games services as well as a comprehensive and growing games catalogue from the leading game publishers. Nokia is the world leader in mobile communications. Nokia and N-Gage are trademarks or registered trademarks of Nokia Corporation.

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

Nokia, Americas

Press Desk

Tel: +1 972 894 4573

E-mail: n-gage.media@nokia.com

Nokia, Asia Pacific

Communications

Tel: +65 6723 2323

E-mail: communications.apac@nokia.com

www.n-gage.com/press

www.nokia.com

For assets go to www.extranet.n-gage.com

1

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage and Mile High Pinball are trademarks or registered trademarks of Nokia Corporation. Bluetooth is a registered trademark of Bluetooth SIG, Inc. Some features and services are dependent on the network, supported digital content formats, the compatibility of other devices and applications, and other factors. Please refer to the user guide for more detailed information.

2

PRESS RELEASE

November 2, 2005

Premiere: First pan-European interconnection of future networks

MaCS consortium interconnects Next Generation Networks

The MaCS consortium demonstrates for the first time a pan-European multimedia call based on interconnected Next Generation Network Platforms. This call is a significant industry milestone in the maturity of the NGN and IMS technology for fixed networks.

The consortium works intensively on the so-called “Next Generation Networks” (NGN), using the standardized IP Multimedia Subsystem (IMS) architecture as defined by 3GPP for mobile networks and being adapted by ETSI TISPAN to also cover fixed networks. This provides the launching pad for the MaCS project team to specify and develop the next generation fixed telephony service that will be multimedia (voice, image and/or text) and enriched with innovative services such as videotelephony, personal environment, presence-information, reachability-settings, and address-book functions, with a consequently high quality, simplicity and unmatched user experience. In the next step of the MaCS project, the development of the already interconnected NGN platforms will be continued with the emphasis on the end-to-end integration and interoperability testing of the developed service.

The cooperation between the involved companies takes place in the framework of CELTIC MaCS Project. CELTIC is a 5 years European EUREKA research program, which on a private basis initiates and runs research projects in the field of telecommunications.

MaCS involved partners

France Télécom R&D, France/ Nokia, Finland & France

Deutsche Telekom, Germany/ IPtel, Germany

Telefónica I+D, Spain/ Ericsson Spain

Philips, France/ Sagem, France

Universidad de Valladolid, Spain

About MaCS project

The goal of the Multimedia Communication Service (MaCS) project is to specify, develop and test the new generation of broadband telephony services for the residential market. By integrating different IMS platforms (France Telecom & Nokia in France, Deutsche Telekom & IPtel in Germany, Telefónica & Ericsson in Spain), terminals (both PC-based Operator soft phones and multimedia terminals from Sagem & Philips) and services enablers (Network Address Book server, Presence server, …), MaCS intends to assess the maturity of both the IMS technology and the European Industry to answer the real needs of residential customers asking for more simplicity and closer emotional interactivity in their interpersonal communications.

Glossary

MaCS: Multimedia Communication Services Project

CELTIC: Cooperation for a sustained European Leadership in Telecommunications. [http://www.celtic-initiative.org]

EUREKA : Pan-European Network for market oriented Industry research and development [http://www.eureka.be]

ETSI: European Telecommunications Standards Institute [http://www.etsi.org]

IMS: IMS is a promising technology developed by ETSI both for mobile and fixed IP networks. IMS provides multi-access multi-service platforms enabling telecom operators to develop true convergent services, to integrate multimedia services with fixed and mobile telephony, to regain control on IP service usage, as well as to improve opex and capex with common components for fixed and mobile.

3GPP: 3rd Generation Partnership Project is a collaboration agreement to produce Technical Specifications and Reports for 3rd Generation Mobile Systems. [http://www.3gpp.org]

1

TISPAN : The Telecoms & Internet converged Services & Protocols for Advanced Networks committee is the ETSI core competence center for fixed networks and migration from current to future networks [http://portal.etsi.org/tispan]

Multimedia Communication Service (MaCS)

CELTIC Initiative Projects

http://projects.celtic-initiative.org/MaCS

www.nokia.com

2

PRESS RELEASE

November 2, 2005

Nokia fosters mobile innovation through open source development

New open source portal for developers launched

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo, Finland – To foster mobile software innovations, Nokia launched today opensource.nokia.com, a new Internet portal for its open source software projects. This is a natural continuation of Nokia’s active involvement in the open source community. The projects presented in the portal enable Nokia to share mobile software knowledge and innovations with open source developers in order to further drive the mobile industry’s development.

Nokia is currently working with the open source community on several projects, such as the open source browser for S60 (Series 60), Maemo, URIQA (URI Query Agent), and Python for S60. Bringing all these projects together, the new portal provides a consolidated view of Nokia’s open source activities and access to its open source projects. The portal itself is built on top of Nokia’s open source semantic web architecture based on URIQA.

The open source browser for S60 3rd Edition is based on the work done in one of Nokia’s open source projects. The Maemo development platform provides the tools and the opportunity to collaborate with Nokia on future devices and open source releases in the Linux-based Internet Tablet category. Python for S60 allows the developers who utilize the powerful Python programming language to execute Python commands and run Python scripts and applications on S60 devices.

Open source initiatives are important components of Nokia’s offerings in the mobile marketplace. “We believe that open source development contributes to the creation and rapid adaptation of mobile software technologies. The new portal demonstrates our commitment to open source activities, and it is a natural extension for our Forum Nokia online developer community. We welcome open source developers to participate in innovations to Nokia’s software platforms,” says Lee Epting, Vice President, Forum Nokia.

“Nokia Research Center as a leading research organization is looking at further strengthening our relationship with and actively contributing to the open source community. The new portal will give an excellent opportunity to work in an environment of open innovation and create valuable results,” says Dr. Bob Iannucci, Senior Vice President and Head of Nokia Research Center.

In addition to its own open source projects, Nokia participates in industry-wide open source projects and communities. One example is the Eclipse Foundation: an open source community whose projects are focused on providing an extensible development platform and application frameworks for building software. As a Strategic Developer in the Eclipse Foundation, Nokia leads a project to deliver mobile developer tools for Java and also contributes to several other Eclipse projects, outside the Java scope.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Technology Platform

Communications

Tel. +358 7180 36376

1

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc

2

PRESS RELEASE

November 2, 2005

Nokia introduces a new Web browser for S60 3rd Edition

Powerful open source engine enables intuitive Web experience in S60 smartphones

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo Finland – Nokia today unveiled the new Web browser for its world leading smartphone software, S60 platform. The new browser is aimed to provide smartphone users with a true Web experience and industry leading performance when browsing full Web pages on the Internet using a smartphone.  The new Web browser is available to S60 licensees as part of the S60 3rd Edition offering.

“Nokia studies of S60 smartphone users show two clear trends: browsing is generating over 60% of data traffic, and the improved network performance of WCDMA/3G more than doubles the browser usage compared to GPRS/EDGE, offering increased revenue potential for operators,” said Heikki Heinaro, Vice President, S60 Applications, Nokia Technology Platforms.

“Nokia’s approach to browsing on smartphones in the 3G era is to offer a premium solution for content discovery and download, with equal access both to Web sites on the Internet and mobile optimized content. The new Web browser is poised to make Web browsing fast, intuitive, and more enjoyable for both consumers and enterprise users,” Heinaro continued.

As announced earlier this year, the new Web browser for S60 is based on the WebCore and JavaScriptCore components of Apple’s Safari Web Kit, the industry’s smallest and fastest open source full Web rendering engine for mobile devices that Apple uses in its popular Safari Internet browser. Based on KHTML and KJS from KDE’s Konqueror open source project, this software has enabled Nokia to achieve major improvements in Web site usability on smartphones, through the re-use of a proven desktop rendering engine that has been developed and optimized by a large open source community over many years.

“Safari Web Kit’s blazing performance, efficient code base and support for open standards make it an ideal open source technology for projects like the new Web browser for S60,” said Philip Schiller, Apple’s senior vice president of Worldwide Product Marketing. “We’re delighted that Nokia can take advantage of Apple innovation and our commitment to open source development to bring a new Web experience to S60 smartphones.”

The new browser provides a True Web experience though features such as:

•   Preservation of the original page layout, presented just as the Web site designers intended;

•   Easy navigation of Web pages through page miniatures, reducing the amount of scrolling;

•   Pop-up blocking, enhanced start page, and simplified menus;

•   Visual History, an easy-to-use back function, showing miniature views of previous pages;

•   Text Search, which works as you type, taking you directly to the interesting part of the page;

•   Web Feeds, providing easy access to RSS (Really Simple Syndication) feeds from Web sites, blogs, and news stories;

•   Dynamic HTML, supporting dynamic menus, rollovers, and scripted behavior such as AJAX applications;

•   Extensive support of industry standards including W3C’s HTML, XHTML 1.0, DOM, CSS and SVG-Tiny; other Web standards such as SSL and ECMAScript; and Netscape style plug-ins including Flash Lite and audio.

1

The browser’s open source codebase and extensible architecture will enable other industry parties, such as S60 licensees and the open source community, to develop new features for the browser. S60 application developers can use open APIs to build on top of the browser, using it to render rich content within their application.  Nokia is committed to open source, and intends to actively participate in the open source community to further develop and enhance the browser, contributing Nokia’s expertise in mobility.

“The KDE Project is excited that Nokia will bring KDE’s award-winning open source technology to mobile devices through the S60 platform. It is a testament to the value of the open source community’s work, and will stimulate further innovation in KHTML and mobile applications. We look forward to facilitating this innovation through further collaboration with Nokia,” said George Staikos, the representative for the KDE Project in North America.

About S60

The S60 platform, built on the Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. For further information about S60 news and community, please visit www.s60.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Technology Platform

Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc

2

PRESS RELEASE

November 2, 2005

Nokia Nseries enters the digital home with Nokia N80

Optimized for both work and play, the small WLAN-enabled Nokia N80 is the world’s first UPnP handset

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo, Finland – Nokia today introduced the Nokia N80, the first ever handset to enable seamless home media networking between compatible TVs, audio systems and PCs. The Nokia N80 reflects and harmonizes work and personal life through leading on-the-go productivity tools, multimedia entertainment and mobile photography in a design that communicates success. Weighing only 134 grams, the compact yet feature-rich 3G multimedia device is packed with performance, providing fast internet access and convenient intuitive browsing as well as the possibility to send and receive emails at Wireless LAN (WLAN) speeds.

“A multimedia computer that genuinely enriches people’s lives with connected, mobile multimedia experiences, the Nokia N80 is the size of a stack of business cards,” said Anssi Vanjoki, Executive Vice President, Multimedia, Nokia. “The technological leadership of Nokia Nseries comes together in the Nokia N80, offering people a new, unparalleled experience of enjoying media in the living room by just using the Nokia N80. Comprising the functionality of a highly advanced multimedia computer, the Nokia N80 empowers people to pursue professional goals and personal passions with equal fervor.”

Multimedia connectivity in the Digital Home

With simple to use yet advanced UPnP (Universal Plug and Play) technology*, the pioneering Nokia N80 can be used to tap into the digital home network, acting almost as a remote control, enabling secure and convenient access to compatible PCs, audio equipment and TVs.** Consequently, images and video stored on the Nokia N80 or a compatible PC can be viewed wirelessly on the living room TV, while listening to music stored on the device through the living room audio system. Printing is now faster too, as Nokia N80 users can print wirelessly to any compatible UPnP-enabled home printer or printing kiosk.

Advanced, high speed internet in your pocket

Nokia N80 is the first quadband handset designed to work on 3G (WCDMA 1900 or 2100), WLAN, EDGE and four GSM bands (850/900/1800/1900), enabling broadband access from virtually anywhere on the planet. Incorporating the latest productivity functions in addition to 3G and EDGE data connectivity, people can use the Nokia N80 at more than 136,000*** public WLAN hotspots around the world to access the internet and send large emails or upload high quality images to an online service. Additionally, the Nokia N80 supports the new Nokia Web Browser with Mini Map, featuring a semi-transparent zoomed-out overall view of the web page, enabling users to intuitively navigate to all corners as well as see the web site as it was originally designed. With the experience further heightened by the device’s superior high definition display (352 x 416 pixels, up to 262,144 colors), which incorporates 90% more pixels than QVGA displays commonly found on smartphones and PDAs, the Nokia N80 also incorporates MPEG4 AVC decoding support for high quality video streaming.

High quality photos and videos in just a snap

With great ergonomics for image capture, the Nokia N80 is also an excellent mobile photography device for capturing, collecting and sharing moments and memories. In addition to incorporating a 3 megapixel camera with capture key for fast and stable camera activation, full-screen landscape capture utilizing the entire available high definition display, and a dedicated close-up mode switch, the Nokia N80 also features CIF video capture with inbuilt video stabilization. Moreover, the Nokia N80 incorporates large internal memory of up to

1

40 MB, which can be further expanded with a hot swap miniSD card of up to 2 GB, allowing users to store up to 1000 high quality images on the device.

Your choice of music on the go

Supporting a wide range of digital music formats, the Nokia N80 boasts a digital music player as well as stereo FM radio and support for Visual Radio****, which provides listeners with a richly interactive information channel, including information on the song and artist currently playing. Furthermore, thanks to the integrated UPnP technology, transferring music between the Nokia N80 and a compatible PC is easier than ever. Alternatively, users can transfer their favorite music via USB 2.0 by simply dragging and dropping from a compatible PC onto the device. As a result of its powerful music features, the Nokia N80 qualifies as a part of the Nokia XpressMusic device range. The XpressMusic feature brand makes it easy for consumers to identify Nokia products that provide a superior mobile music experience.

The Nokia N80, which is based on S60 3rd Edition and Symbian OS, is planned to be commercially available in the first quarter of 2006 with an estimated, unsubsidized sales price of approximately 500 euros.

*UPnP technology, a standard required for an interoperable network in the digital home, enables automatic discovery and remote control of devices, including networked devices and services, such as network-attached PCs and printers, internet gateways, and consumer electronics equipment. UPnP is independent of any particular operating system, programming language, or physical medium (e.g. it can be deployed on top of any IP bearer – WLAN, Ethernet cable, etc).

**Current TVs and stereo systems can be Digital Home enabled with a media link device.

***IDC, Worldwide Hotspot 2004-2008 Forecast and Analysis document number 32697 from December 2004.

****To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc

Related photos in print quality can be found at: www.nokia.com/press - > Press Photos

Photos from the event will be made available at: www.nokia.com/press - > Press Photos

For related broadcast quality video material, go to: www.nokia.com/press/broadcastroom

3

PRESS RELEASE

November 2, 2005

Open your world to mobile multimedia with Nokia N71

The new Nokia Nseries device offers instant entertainment and fast internet browsing

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo, Finland – Nokia today introduced the Nokia N71, the latest device in the Nokia Nseries high performance multimedia range. Focusing on the richness of mobile life, the Nokia N71 provides its users with a simple and reliable way to tap into new multimedia experiences. An elegantly designed compact fold with a high-definition 2.4” QVGA display, the Nokia N71 enhances the user experience by providing versatile entertainment and enhanced Web browsing capabilities in addition to the rich Nokia Nseries multimedia feature set.

“The Nokia N71 is an essential instrument for mobile living,” said Juha Putkiranta, Senior Vice President, Multimedia, Nokia. “Instant entertainment, enjoyment and sharing of life’s experiences through pictures, video and music are all offered in a beautiful design that reflects both intelligence and style. This extremely attractive foldable and nice-to-hold 3G device represents what it takes to be a true trendsetter in the mobile world.”

With the browsing experience accentuated by its huge high resolution color display (320 x 240 pixels, up to 262,144 colors), the Nokia N71 supports the new Nokia Web Browser with Mini Map. Featuring a semi-transparent zoomed-out overall view of the Web page, users can quickly orient themselves and intuitively navigate to all corners of the site as well as see the Web page as it was originally designed. Furthermore, the new browser enables RSS feeds, so users can subscribe to their favorite Web sites and receive regular updates.

A pocketable entertainment system, the Nokia N71 keeps people entertained with digital music, videos and stereo FM radio and is the latest member of the Nokia XpressMusic family. The Nokia XpressMusic feature brand makes it easy for people to identify Nokia products that provide a superior mobile music experience. In addition to a 5-band equalizer, the Nokia N71 has a slot for a miniSD card of up to 2 GB, which can store up to 1500 songs. Users can transfer their favorite music from a compatible PC simply by dragging and dropping onto the Nokia N71 using USB 2.0. Furthermore, with support for Visual Radio*, listeners are offered a richly interactive information channel, including the song and artist currently playing.

The Nokia N71 makes keeping on top of busy work and social life easy. Thanks to latest 3G technology, people can enjoy fast connection speeds, ideal for sending emails with attachments, browsing the internet or uploading favorite images to share online with friends. The full range of organizer information, including calendar, notes and to do lists, can also be effortlessly synchronized with compatible PCs via Bluetooth wireless technology, infrared or USB. Additionally, features like email, instant messaging, MMS and SMS enable Nokia N71 users to keep in touch with friends or colleagues. Furthermore, the Nokia N71 includes the Catalogs Client mobile shopping application, enabling users to quickly discover, trial and purchase new applications, services and content from operators or third-party sources.

Incorporating a 2 megapixel camera, Nokia N71 users can capture spontaneous moments or record experiences and, thanks to the Nokia XpressShare solution, quickly and effortlessly with just a few simple clicks share them. With Nokia XpressShare, photos, video and audio can be shared via email, MMS or Bluetooth wireless technology directly after capture or from the device’s gallery. Moreover, images can be shared immediately with friends thanks to the large high resolution color display, which also heightens the experience of video communications, including video sharing*, where people can share a live camera view or video clips during a normal voice call.

1

The Nokia N71 music experience can be further enhanced by the in-box Nokia Audio Adapter, which enables users to listen to the device’s digital music player or stereo FM radio through standard stereo headphones. With the separately available Nokia Audio Cable, users can also plug the Nokia N71 into a compatible home stereo system for stereo playback.

The Nokia N71, which is based on S60 3rd Edition and Symbian OS, is planned to be commercially available in the first quarter of 2006 with an estimated, unsubsidized sales price of approximately 400 euros.

*To check the availability and cost of the service, contact your network operator or service provider.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 38194

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc

Related photos in print quality can be found at: www.nokia.com/press - > Press Photos

Photos from the event will be made available at: www.nokia.com/press - > Press Photos

For related broadcast quality video material, go to: www.nokia.com/press/broadcastroom

2

3

PRESS RELEASE

November 2, 2005

Presenting the Nokia N92: TV goes Mobile

The world’s first integrated DVB-H mobile device makes prime time any time

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo, Finland – At the Nokia Mobility Conference, Nokia today proudly presented the Nokia N92, the first integrated DVB-H mobile device in the Nokia Nseries range for watching broadcast TV programs. The Nokia N92 offers easy access to TV programs without having to sit in front of a television set. Users can set reminders to watch their favorite TV programs, create personal channel lists and subscribe to TV channel packages. The outstanding new form factor offers a highly ergonomic user-experience. The usability is further enhanced by the large 2.8” anti-glare QVGA screen with 16 million colors and the dedicated media keys that deliver a rich viewing experience.

“The Nokia N92 is the first in a range of products bringing together the rich experience of conventional broadcast TV with the connected experience of mobility to create a new category – mobile TV,” said Richard Sharp, Vice President of Rich Media at Nokia.  “We are confident that mobile TV will be an exciting new service for consumers, as well as generate new opportunities for innovation and growth in the mobile and media industries.”

The Nokia N92 has four different modes for simple and easy usage. The new view mode is especially designed for watching TV and video. To start watching mobile TV*, users simply need to open the Nokia N92 in view mode and press the Multimedia key. The Electronic Service Guide (ESG) contains information about the available TV channels, programs and services. Other mobile TV features include watching time of up to four hours, recording and 30 seconds replay.

The cellular connectivity means people can interact with the TV, through services such as voting, program feedback and additional web discovery. Further, the Nokia N92 supports the new Nokia Web Browser with Mini Map, which provides a semi-transparent zoomed-out view of a web page that enables users to quickly orient themselves on a small screen. With an overall view of the web page, users can intuitively navigate to all corners of it as well as see the web page as it was originally designed.

The Nokia N92 is also an XpressMusic device, with up to 2 GB memory card support, offering storage for up to 1500 songs delivered through the built-in stereo speakers or a stereo headset. The entertainment experience is further complimented by FM radio with Visual Radio support*. Additional Nseries features include 2 megapixel camera for print-quality photos and email attachment support.

The Nokia N92 provides a rich range of connectivity options such as Wi-Fi, infrared, Bluetooth wireless technology as well as USB 2.0 (Mass Storage Class), which allows users to connect the Nokia N92 directly to a compatible PC for quick and convenient file transfers or downloads.

The Nokia N92, which is based on S60 3rd Edition and Symbian OS, is planned to be commercially available in mid 2006 in Europe, Africa and Asia, in countries where DVB-H services are available, with an estimated, unsubsidized sales price of approximately 600 euros.

*To check the availability and cost of the service, contact your network operator or service provider.

Notes to the editors
DVB-H technology enables the TV service you are familiar with at home to be broadcast to your mobile device. DVB-H provides the best user experience in the mobile environment with excellent picture and reduced battery consumption. Up to 50 TV channels can be delivered with low cost, over one network. With extensive pilots of broadcast mobile TV currently taking place

1

across the globe, involving leading broadcasters, mobile operators, broadcast network operators and handset manufacturers, the market for commercial broadcast services is expected to spread during 2006.

About Nokia Nseries
Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia
Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Multimedia
Communications
Tel. +358 7180 45725

Nokia
Communications
Tel. +358 7180 34900
E-mail: press.office@nokia.com

www.nokia.com

www.nokia.com/mobiletv

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc
Related photos in print quality can be found at: www.nokia.com/press - > Press Photos
Photos from the event will be made available at: www.nokia.com/press - > Press Photos
For related broadcast quality video material, go to: www.nokia.com/press/broadcastroom

2

PRESS RELEASE

November 2, 2005

Nokia announces convergence devices for mobile TV and the digital home at Nokia Mobility Conference 2005

Nokia strikes another high note with the launch of three more Nokia Nseries multimedia devices, while new Nokia products and solutions for enterprises, application developers and mobile networks give convergence a push.

Nokia Mobility Conference 2005, Barcelona, Spain/Espoo, Finland – Today, at the Nokia Mobility Conference 2005, Nokia illuminated its convergence strategy by extending the Nokia Nseries multimedia range to include three new devices: the Nokia N92 (the world’s first mobile device with a built-in DVB-H receiver), the Nokia N71 and the Nokia N80. With these new devices consumers can wirelessly watch mobile TV, stream music, share photos and send emails with attachments, using technologies such as 3G, WLAN and Universal Plug and Play (UPnP)*.

This latest launch follows the announcement in October of the Nokia Eseries, a new family of Nokia smartphones targeted at the business world. The Nokia Nseries, first launched in April, and the Nokia Eseries are the manifestation of Nokia’s vision of convergence and the emerging digital industry, bringing together information technology, enterprise applications, broadcasting, music and imaging. Speaking at the Nokia Mobility Conference, Nokia Chairman and CEO Jorma Ollila explained how devices like these lie at the heart of digital convergence.

“We expect the market for convergence devices to double to 100 million units in 2006. Developers, media companies and enterprises are shifting their focus to Nokia’s S60 smartphone platform, as they see the business potential of using it to offer content and ensure secure remote access to corporate applications,” said Ollila. “Convergence is opening up a world of opportunities for our customers and partners, and Nokia is committed to developing the tools, solutions and products to make the promise of the digital industry a reality.”

Nokia N92: the clearest picture yet for mobile TV

The Nokia N92 is the world’s first mobile device with a built-in DVB-H receiver, making it possible for users to watch and record live TV at any time. Based on open standards, DVB-H is the leading mobile-TV broadcasting technology, enabling low-cost delivery of high-quality broadcast programs to mass audiences.

The Nokia N92 features applications and functionalities that make it easy for users to watch and search for TV programs, create personal channel lists, subscribe to TV-channel packages, set program reminders and access interactive TV services. The ergonomic form factor includes media keys, a view mode and a large (2.8”) anti-glare QVGA screen supporting 16 million colors.

Nokia N71: all-in-one entertainment

The latest member of the Nokia XpressMusic family, the Nokia N71 is a pocket-sized entertainment system complete with stereo FM radio and support for digital music and videos. The Nokia N71 also features the new Nokia Web Browser with Mini Map. This allows a semi-transparent, zoomed-out view of a web page, so that users can quickly orientate themselves on a handset screen.

Nokia N80: make yourself at home

Equipped with WLAN and 3G, the Nokia N80 is the world’s first handset to feature UPnP technology. This allows it to be used as a remote control for wirelessly swapping content between compatible PCs, audio equipment and TVs. Images and video stored on the Nokia N80 or on a compatible PC can be viewed on a TV, for instance, while music stored on the device can be played through an audio system. Nokia N80 users can also print wirelessly to any UPnP-enabled printer. In addition, the Nokia N80 supports most commonly used email solutions and office-application formats.

Web browsing in your pocket

At the conference Nokia also unveiled a new web browser for its S60 software for smartphones. The browser, designed to give equal access both to full web pages and mobile-optimized content, is available for S60 licensees as part of the S60 3rd Edition offering. With the browser built on open architecture, S60 licensees and open source developers will be able to extend its core and build new features on top of it.

In keeping with this open source approach, Nokia has also launched a new Internet portal for its open source software projects: opensource.nokia.com. The portal, a natural extension for the Forum Nokia online developer community, consolidates Nokia’s open source activities and provides access to its projects.

Mobilizing the enterprise

The new Nokia Eseries family of smartphones for the business world also made its public debut at the conference. The Nokia E60, the Nokia E61 and the Nokia E70, each with its own distinct design, are built on a platform that meets the security and manageability needs of corporate IT professionals. The Nokia Eseries is targeted at companies and public institutions that want to improve their performance while keeping the cost of device management and support under control.

Nokia Eseries devices support all GSM bands, 3G, WLAN, corporate email access and advanced voice functionality (including IP PBX connectivity over WLAN), and offer integrated security features and tools for device management. Multiple email solutions are supported, including BlackBerry Connect, GoodLink, Nokia Business Center, Seven Mobile Mail, Seven Always-on mail and Visto Mobile. Nokia Eseries devices are a perfect fit with the Nokia Business Center, a robust and cost-effective solution for the mass-market rollout of corporate mobile email.

Nokia Flexi WCDMA Base Station: a new way to build 3G

Nokia has also introduced the small, modular and high-capacity Nokia Flexi WCDMA Base Station. Built on a completely new platform, the Nokia Flexi WCDMA Base Station enables operators to make more efficient use of their base-station sites, reducing site costs by up to 70 percent.  In addition to supporting WCDMA and High Speed Packet Access (HSPA) technologies, the base station’s future-proof architecture, compatible with Open Base Station Architecture Initiative (OBSAI) specifications, will later allow operators to rapidly deploy new technologies, such as WiMAX.

* Note to editors

UPnP technology, a standard required for an interoperable network in the digital home, enables automatic discovery and remote control of devices. These include networked devices and services, such as network-attached PCs and printers, Internet gateways, and consumer electronics devices. UPnP is independent of any particular operating system, programming language, or physical medium, meaning it can be deployed on top of any IP bearer – WLAN, Ethernet cable, etc.

About Nokia Mobility Conference

Now in its tenth year, the Nokia Mobility Conference is one of the world’s premier forums for operators, developers, IT vendors, content owners, service providers, retailers, and other members of the mobility-industry value chain. Featuring speakers from Nokia and other key players in the industry, the Nokia Mobility Conference showcases real-life examples of business opportunities across the sector.

Please visit www.nokia.com/press for the detailed product and collaboration initiatives announced at the Nokia Mobility Conference 2005.

About Nokia Nseries

Nokia Nseries is a range of high performance multimedia devices that delivers unparalleled mobile multimedia experiences by combining the latest technologies with stylish design and ease of use. With Nokia Nseries products, consumers can use a single device to enjoy entertainment, access information and to capture and share pictures and videos, whenever and wherever they want.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

Please visit the Nokia Mobility Conference 2005 website for more information at: www.nokia.com/nmc

Related photos in print quality can be found at: www.nokia.com/press  - > Press Photos

Photos from the event will be made available at: www.nokia.com/press  - > Press Photos

For related broadcast quality video material, go to: www.nokia.com/press/broadcastroom

PRESS RELEASE

November 1, 2005

Series 60, the world’s leading smartphone platform, redefines its name and visual identity

Espoo, Finland – A new chapter in the Series 60 Platform success story starts this November when a fresh S60 identity is introduced to the market by Nokia and other S60 community members. The new S60 name along with a clear visual identity conveys the unique value of S60 smartphones in an easy to understand manner.

“The core promise of S60 software is extensibility. Developer innovation, licensee and operator differentiation can be added to the S60. People can choose from a wide variety of add-on applications, enhancements, services and content, and really benefit from the extensibility of their S60 device. This is the true value of the S60 that we want our customers to recognize with the redefined identity,” said Mauri Metsäranta, Director, Software Platforms Marketing, Nokia.

The redefined identity will be visible at www.S60.com and in various co-marketing efforts with S60 licensees, operators, developers and portals.

About S60

The S60 platform, built on the Symbian OS, is the leading smartphone software in the world and it is licensed by some of the foremost mobile phone manufacturers in the market. The flexibility of the S60 platform allows for various hardware designs and software configurations. This is demonstrated through the multitude of S60 devices already available on the market. Through its award-winning user interface, extensive support for new mobile services and the innovation potential for partner solutions, the S60 provides an open and scalable business opportunity for mobile operators and 3rd party developers. Please visit www.s60.com for further news and information.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia

Technology Communications

Tel. +358 7180 28244

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

1

PRESS RELEASE

November 1, 2005

Nokia achieves convergence milestone, completes UMA voice and data calls

Espoo, Finland - As a significant milestone in its fixed-mobile convergence strategy, Nokia has completed both voice and data calls with Unlicensed Mobile Access (UMA) technology in a Nokia Solutions Experience Center in the United States.

UMA, a 3GPP (3rd Generation Partnership Program) standard, is an access technology that allows seamless handover of mobile voice and data from a cellular network to a wireless local area network (WLAN/WiFi).  The UMA standard defines how mobile operators can turn home, office and public WLANs into seamless extensions of their cellular networks.  With UMA, operators can deliver voice and data services to subscribers over the WiFi access networks, dramatically increasing mobile service usage while decreasing costs of network deployment.

The voice calls were conducted from a live cellular network to WLAN and from WLAN to cellular.  In addition, a data call was conducted from cellular to WLAN.  Both voice and data calls were completed using a Nokia test phone.

“This milestone is an excellent example of Nokia’s unique ability to offer service providers with true end-to-end solutions, from our industry-leading Release 4 core architecture to our devices equipped with both cellular and WLAN connectivity,” said Mark Louison, senior vice president, Networks, North America, Nokia. “UMA is poised to open up a number of new opportunities and choices for operators and their end-users.  We’re one step closer to simplifying the end-user mobile experience to access voice, personal information, and multimedia services on one device irrespective of their location, whether at work, at home, or on the go.”

Nokia’s UMA network solution is part of its end-to-end Fixed-Mobile Convergence solution that offers fixed, mobile and hybrid operators a smooth evolution from today’s networks to the next-generation networks of tomorrow.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 34379

Nokia, North America

Communications

Tel. +1 469 789 9594

E-mail: communication.corp@nokia.com

Notes to the editor

Unlicensed Mobile Access (UMA) technology is one of the two alternative access technologies for cellular/WiFi convergence.  Based on the 3GPP Generic Access Network standard (known as TS 43.318), UMA technology enables access to mobile voice, data and IMS services over IP broadband access and unlicensed spectrum technologies.  By deploying UMA technology, service providers can enable subscribers to roam and handover between cellular networks and public and private unlicensed wireless networks using dual-mode mobile handsets.

1

With UMA, subscribers receive a consistent user experience for their mobile voice, data and IMS services as they transition between networks.

The other access technology option is called Native IP Access.  Native IP Access is packet-based and refers to accessing VoIP telephony and IP multimedia services using IMS and Session Initiation Protocol (SIP) for the network signaling.  Nokia supports both alternatives.

The UMA specifications were originally created by Nokia and Kineto Wireless, with Alcatel, AT&T Wireless, British Telecom, Cingular, Ericsson, Motorola, Nortel, O2, Research in Motion, Rogers Wireless, Siemens, Sony-Ericsson and T-Mobile US.  The specifications are available for downloading at www.umatechnology.org.  The UMA technology specification, known as TS 43.318 in the 3rd Generation Partnership Program (3GPP) standards body, was recently approved for inclusion into the upcoming 3GPP Release 6.

2

PRESS RELEASE

November 1, 2005

TELUS and Nokia announce agreement to deliver next-generation IP broadband access network in Canada

Nokia D500 broadband solution enables fast time-to-market for advanced broadband services

Espoo, Finland - TELUS, one of Canada’s leading telecommunications service providers, and Nokia, a global leader in network solutions, announced today that they have entered into an agreement to use Nokia broadband infrastructure to build and support TELUS’ next-generation IP broadband access network. TELUS has selected the Nokia D500 IP DSLAM (Digital Subscriber Line Access Multiplexer) multiservice platform, equipped with ADSL2+ technology to create multi-megabit bandwidth capacity and greater reach for the operator’s services, specifically its highly anticipated broadband services.

“As we prepare to roll out our next-generation IP network, this new relationship forged with Nokia enables TELUS to bring new broadband services to market faster,” said Ibrahim Gedeon, Chief Technology Officer, TELUS. “Nokia’s global leadership in technology and vision for next-generation networks supports TELUS’ mission to deliver greater bandwidth and high quality IP solutions and services to Canadians at home, in the workplace and on the move.”

The Nokia D500 access node is a powerful, scalable, and flexible solution for operators like TELUS who want to provide mass market bandwidth-intensive services.  “We are pleased to be working with TELUS, a respected and leading innovator of telecommunications services not only in Canada, but worldwide,” said Mikko Lavanti, Vice President, Nokia Broadband Systems.  “With our relationship with TELUS, Nokia maintains a strong position at the forefront of delivering broadband solutions, especially as network convergence continues to take shape in the telecommunications industry. Today’s announcement paves the way for Nokia to continue to lead in the IP DSLAM market taking shape on a global scale.”

The Nokia D500 architecture can also support residential and business broadband services from either a highly dense central office or in smaller density remote outdoor sites, using Nokia’s Rapid Deployment Access Cabinet (RDAC) solution which will further help TELUS reduce its site deployments and operating costs.

“Traditionally, Nokia is recognized as a leader and innovator in mobile technologies,” said Kevin Kelly, General Manager, Fixed Operator Solutions, Networks, Nokia. “Today’s announcement with TELUS demonstrates our broader networking capabilities spanning both fixed and mobile arenas, as well as a strong commitment to the Canadian telecommunications market.”

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is the largest telecommunications company in Western Canada and the second largest in the country, with $7.9 billion of annual revenue, 4.7 million network access lines and 4.1 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies. For more information about TELUS, please visit www.telus.com.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

1

Media Enquiries:

Nokia, Networks

Communications

Tel. + 358 7180 38198

Nokia, North America

Communications

Tel. +1 972-894-4573

E-mail: communication.corp@nokia.com

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2005		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel